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Exhibit (a)(1)

Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
North Coast Energy, Inc.
at
$10.75 Net Per Share
by
NCE Acquisition, Inc.,
a wholly-owned subsidiary of
EXCO Resources, Inc.

  THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
  NEW YORK CITY TIME, ON FRIDAY, JANUARY 23, 2004,
  UNLESS THE OFFER IS EXTENDED.

        The Offer is being made pursuant to the terms of an Agreement and Plan of Merger, dated as of November 26, 2003, as amended and restated on December 4, 2003 (the "Merger Agreement"), among EXCO Resources, Inc., a Texas corporation ("EXCO"), NCE Acquisition, Inc., a Delaware corporation ("Purchaser"), North Coast Energy, Inc., a Delaware corporation ("North Coast") and as to certain specified provisions only Nuon Energy & Water Investments, Inc., a Delaware corporation ("Nuon Energy & Water"). The Offer is conditioned upon a number of matters contained in this Offer to Purchase, which include there having been validly tendered and not withdrawn prior to the expiration of the Offer at least 90% of the number of then-outstanding shares of common stock of North Coast (including all North Coast shares issuable upon the exercise of then-outstanding options or warrants). See "Section 1. Terms of the Offer; Expiration Date" and "Section 14. Certain Conditions of the Offer," which set forth in full the conditions to the Offer.

        The Board of Directors of North Coast has determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the merger, are fair to and in the best interest of the holders of common stock of North Coast. The Board of Directors of North Coast has approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the merger, and has resolved to recommend that the holders of those shares accept the Offer and tender their shares pursuant to the Offer.

IMPORTANT

        Any stockholder desiring to tender all or any portion of such stockholder's North Coast shares should do one of the following:

  •
  complete and sign the accompanying Letter of Transmittal in accordance with the instructions in the Letter of Transmittal and mail or deliver it, together with the certificate(s) evidencing tendered shares, and any other required documents, to American Stock Transfer & Trust Company, the Depositary for the Offer;

  •
  tender your shares pursuant to the procedure for book-entry transfer described in "Section 3. Procedures for Accepting the Offer and Tendering Shares"; or

  •
  request such stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. Any stockholder whose North Coast shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such stockholder desires to tender such shares.

        A stockholder who desires to tender shares of North Coast common stock and whose certificates evidencing such shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, may tender such shares by following the procedure for guaranteed delivery set forth in "Section 3. Procedures for Accepting the Offer and Tendering Shares."

        Questions or requests for assistance may be directed to the Information Agent at its address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Information Agent or from the brokers, dealers, commercial banks or trust companies holding the nominee shares.

December 5, 2003

TABLE OF CONTENTS

SUMMARY TERM SHEET		iv
INTRODUCTION		1
1.	Terms of the Offer; Expiration Date	3
2.	Acceptance for Payment and Payment for Shares	5
3.	Procedures for Accepting the Offer and Tendering Shares	6
4.	Withdrawal Rights	8
5.	Certain Federal Income Tax Consequences	9
6.	Price Range of Shares; Dividends	10
7.	Certain Information Concerning North Coast	11
8.	Certain Information Concerning EXCO, EXCO Holdings and Purchaser	11
9.	Financing of the Offer and the Merger	13
10.	Background of the Offer; the Merger Agreement and Related Agreements	15
11.	Purpose of the Offer; Plans for North Coast After the Offer and the Merger	30
12.	Dividends and Distributions	33
13.	Possible Effects of the Offer on the Market for Shares, Nasdaq Listing, Margin Regulations and Exchange Act Registration	34
14.	Certain Conditions of the Offer	35
15.	Certain Legal Matters and Regulatory Approvals	35
16.	Fees and Expenses	37
17.	Miscellaneous	37
Schedule I—Directors and Executive Officers of EXCO, EXCO Holdings and Purchaser		I-1

SUMMARY TERM SHEET

        This summary term sheet highlights selected information from this Offer to Purchase and may not contain all of the information that is important to you. To better understand our Offer to you and for a complete description of the legal terms of the Offer, you should read this entire Offer to Purchase and the accompanying Letter of Transmittal carefully. Questions or requests for assistance may be directed to the Information Agent at its address and telephone number on the last page of this Offer to Purchase.

Who is offering to buy my securities?

  •
  We are NCE Acquisition, Inc., a newly formed Delaware corporation and a wholly owned subsidiary of EXCO Resources, Inc., a Texas corporation, which, in turn, is a wholly owned subsidiary of EXCO Holdings Inc., a Delaware corporation. We were organized in connection with this Offer and have not carried on any activities other than in connection with this Offer. See "Section 8. Certain Information Concerning EXCO, EXCO Holdings and Purchaser."

  •
  EXCO Resources, Inc. ("EXCO") is an independent energy company engaged in the acquisition, development, production and exploitation of oil and natural gas properties. See "Section 8. Certain Information Concerning EXCO, EXCO Holdings and Purchaser."

What are the classes and amounts of securities sought in the Offer?

  •
  We are seeking to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of North Coast Energy, Inc. (the "Shares") and all outstanding options and warrants to purchase shares of common stock of North Coast. See "Introduction" and "Section 1. Terms of the Offer; Expiration Date."

How much are you offering to pay and what is the form of payment?

  •
  We are offering to pay $10.75 per share of common stock of North Coast, net to the seller in cash (subject to applicable withholding taxes) and without interest thereon. See "Introduction," "Section 1. Terms of the Offer; Expiration Date" and "Section 5. Certain Federal Income Tax Consequences."

  •
  If you tender your North Coast shares in the Offer, you will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the sale of your shares pursuant to the Offer. See "Introduction."

What are the most significant conditions of the Offer?

  •
  We are not obligated to purchase any North Coast shares unless there have been validly tendered and not withdrawn prior to the expiration of the Offer at least 90% of the number of North Coast shares (including all North Coast shares issuable upon the exercise of outstanding options or warrants) outstanding on January 22, 2004 or the date preceding the Expiration Date. See "Section 1. Terms of the Offer; Expiration Date" and "Section 14. Certain Conditions of the Offer."

  •
  This and other conditions to our obligation to purchase North Coast shares tendered in the Offer are described in greater detail in "Section 1. Terms of the Offer; Expiration Date" and "Section 14. Certain Conditions of the Offer."

Do you have the financial resources to make the offered payment?

  •
  Yes. EXCO intends to finance substantially all of the Offer with borrowings from the issuance of senior unsecured notes in a private placement pursuant to Rule 144A under the Securities Act of 1933, as amended. In the event EXCO Resources, Inc. is unable to issue at least $200 million of the senior notes, EXCO Resources, Inc. will finance approximately $59 million of the Offer with borrowings under an amended senior secured credit facility with Bank One, NA, Credit Suisse First Boston and a group of lenders, and approximately $125 million of the Offer under a senior unsecured increasing rate loan from Bank One, NA, Credit Suisse First Boston and a group of lenders. Both Bank One, NA and Credit Suisse First Boston have executed a commitment letter with EXCO Resources, Inc. to jointly provide this financing. After the closing of the Offer, EXCO may cause North Coast to receive an advance payment of not less than $150 million from the sale of not more than 50,000,000 MMBtu of the anticipated future production of natural gas from oil and natural gas properties owned by North Coast pursuant to a volumetric production payment, in which case the aggregate amount of the borrowings under the senior credit facility and the unsecured increasing rate loan would be reduced by the greater of $150 million or the actual amount of the volumetric production payment. "Section 9. Financing of the Offer and the Merger."

Is your financial condition relevant to my decision to tender in the Offer?

  •
  We do not think that our financial condition is relevant to your decision to tender in the Offer because the form of payment consists solely of cash and the Offer is not subject to a financing condition. While the Offer is not subject to a financing condition, we and North Coast have mutual termination rights to terminate the Merger Agreement if we are unable to fund the payment for any shares properly tendered pursuant to the Offer subject only to the satisfaction of the conditions set-forth in the Merger Agreement. If the Merger Agreement were terminated for our failure to fund, then we have agreed to pay North Coast up to $7.3 million in liquidated damages. In addition, no relevant historical information concerning NCE Acquisition, Inc. is available because we have not carried on any activities other than in connection with the Offer.

How long do I have to decide whether to tender in the Offer?

  •
  You will have at least until 12:00 midnight, New York City time, on Friday, January 23, 2004 (the "Expiration Date"), to decide whether to tender your North Coast shares in the Offer. If you cannot deliver all of the documentation that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described in "Section 3. Procedures for Accepting the Offer and Tendering Shares."

Can the offer be extended, and under what circumstances?

  •
  We may, without the consent of North Coast, but subject to the terms of the Merger Agreement and applicable law, extend the period of time during which the Offer remains open. The Merger Agreement provides that we may, without the consent of North Coast, (a) extend, for a period not to exceed 10 business days, the Offer beyond the scheduled Expiration Date, if any of the conditions to our obligation to accept payment for the Shares, are not satisfied or waived, (b) extend the Offer for any period required by any rule, regulation or interpretation of the Securities and Exchange Commission (the "Commission") or the staff thereof, applicable to the Offer, or (c) extend the Offer for an aggregate period of time not more than 10 business days beyond the latest applicable date that would otherwise be permitted under clause (a) or (b) of this sentence, if, as of such date all of the conditions to our obligations to accept payment for the Shares are satisfied or waived, but the number of Shares validly tendered and not withdrawn pursuant to the Offer equals 80% or more, but less than 90% of the outstanding Shares

v

    (including any and all Shares subject to outstanding options and warrants) (as contemplated by Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")). The Merger Agreement also provides that we may unilaterally at our discretion, without the consent of North Coast, extend the Offer until January 30, 2004. We have agreed in the Merger Agreement to extend the Offer if, as of any Expiration Date, all of the conditions to the Offer are not satisfied, but North Coast determines that such conditions are reasonably capable of being satisfied. In such event, the Offer may be extended for a period of not more than 10 business days beyond the scheduled Expiration Date. See "Section 1. Terms of Offer; Expiration Date."

How will I be notified if the Offer is extended?

  •
  If we decide to extend the Offer, we will inform American Stock Transfer & Trust Company, the Depositary, of that fact, and will issue a press release giving the new expiration date no later than 9:00 a.m., New York City time, on the day after the day on which the Offer was previously scheduled to expire. See "Section 1. Terms of Offer; Expiration Date."

How do I tender my shares?

  •
  To tender your North Coast shares in the Offer, you must:

  •
  complete and sign the accompanying Letter of Transmittal in accordance with the instructions in the Letter of Transmittal and mail or deliver it, together with your share certificate(s), and any other required documents, to the Depositary;

  •
  tender your shares pursuant to the procedure for book-entry transfer described in "Section 3. Procedures for Accepting the Offer and Tendering Shares;" or

  •
  request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact such broker, dealer, commercial bank, trust company or other nominee if you desire to tender your shares.

  •
  If your share certificates are not immediately available or if you cannot deliver your share certificates and any other required documents to American Stock Transfer & Trust Company prior to the expiration of the Offer, or you cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may still tender your shares if you comply with the guaranteed delivery procedures described in "Section 3. Procedures for Accepting the Offer and Tendering Shares."

Until what time can I withdraw previously tendered shares?

  •
  You may withdraw previously tendered shares any time prior to the expiration of the Offer. See "Section 4. Withdrawal Rights."

How do I withdraw previously tendered shares?

  •
  To withdraw previously tendered shares, you must deliver a written or facsimile notice of withdrawal with the required information to American Stock Transfer & Trust Company while you still have the right to withdraw. If you tendered shares by giving instructions to a broker or bank, you must instruct the broker or bank to arrange for the withdrawal of your shares. See "Section 4. Withdrawal Rights."

What is the position of the Board of Directors of North Coast regarding the Offer?

  •
  The Board of Directors of North Coast has determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the merger, are fair to and in the best interest of the holders of common stock of North Coast. The Board of Directors of North Coast has approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the merger, and has resolved to recommend that the holders of those shares accept the Offer and tender their shares pursuant to the Offer. See "Introduction."

Have any North Coast stockholders agreed to tender their shares?

  •
  No, however, Nuon Energy & Water after discussions with EXCO has agreed (subject to the supervisory board approval of its ultimate parent) to enter into and deliver a Stock Tender Agreement to us by December 12, 2003. The form of the Stock Tender Agreement is described in Section 10. If the Stock Tender Agreement is executed, Nuon Energy & Water will tender all of its Shares in the Offer subject to limited exceptions. The Shares subject to the Stock Tender Agreement represent approximately 85.6% of the number of Shares outstanding as of November 24, 2003. If Nuon Energy & Water does not execute the Stock Tender Agreement and deliver it to us by December 12, 2003, we have the right to terminate the Offer and the Merger. See "Section 10. Background of the Offer; the Merger Agreement and Related Agreements."

Will North Coast continue as a public company?

  •
  If the merger occurs, North Coast will no longer be publicly owned. Even if the merger does not occur, if we purchase all of the tendered shares, then there may be so few remaining stockholders and publicly held shares that the shares will no longer be eligible to be traded through the Nasdaq National Market or other securities market, and there may not be a public trading market for the shares and North Coast may cease making filings with the Securities and Exchange Commission or otherwise cease being required to comply with Securities and Exchange Commission rules relating to publicly held companies. See "Section 13. Possible Effects of the Offer on the Market for Shares, Nasdaq Listing, Margin Regulations and Exchange Act Registration."

Will the Offer be followed by a merger if all the shares are not tendered?

  •
  If we accept for payment and pay for at least 90% of the number of then-outstanding North Coast shares (including all North Coast shares issuable upon the exercise of options or warrants outstanding on January 22, 2004 or the date preceding the Expiration Date), then NCE Acquisition, Inc. will merge into North Coast. If the merger occurs, North Coast will become a wholly owned subsidiary of EXCO, and each issued and outstanding North Coast share of common stock (other than any shares held in the treasury of North Coast, owned by North Coast, us or EXCO, or owned by stockholders seeking appraisal for their shares) will be canceled and converted automatically into the right to receive $10.75 per share, in cash (or any greater amount per share paid pursuant to the Offer), without interest. See "Introduction" and "Section 10. Background of the Offer; the Merger Agreement and Related Agreements."

If I decide not to tender, how will the Offer affect my shares?

  •
  If you decide not to tender your shares in the Offer and the merger occurs, you will receive the same amount of cash per share as if you would have tendered your shares in the Offer, unless you have exercised your appraisal rights under Delaware law. See "Section 11. Purpose of the Offer; Plans for North Coast After the Offer and the Merger."

  •
  If you decide not to tender your shares in the Offer and the merger does not occur, and we purchase all the tendered shares, there may be so few remaining stockholders and publicly held shares that the shares will no longer be eligible to be traded through the Nasdaq National Market or other securities market, and there may not be a public trading market for the shares and North Coast may cease making filings with the Securities and Exchange Commission or otherwise cease being required to comply with Securities and Exchange Commission rules relating to publicly held companies. See "Section 13. Possible Effects of the Offer on the Market for Shares, Nasdaq Listing, Margin Regulations and Exchange Act Registration."

  •
  Following the Offer, it is possible that the shares may no longer constitute "margin securities" for purposes of the margin regulations of the Federal Reserve Board, in which event the shares could no longer be used as collateral for loans made by brokers. See "Section 13. Possible Effects of the Offer on the Market of Shares, Nasdaq Listing, Margin Regulations and Exchange Act Registration."

What is a recent market value of my shares?

  •
  On November 25, 2003, the last full trading day before we announced the signing of the initial Agreement and Plan of Merger, the closing price per share of North Coast common stock reported on the Nasdaq National Market was $11.97 per share. December 4, 2003, the last full trading day before we announced the Offer, the closing price per share reported on the Nasdaq National Market was $10.69 per share. See "Section 7. Certain Information Concerning North Coast."

With whom may I speak if I have questions about the Offer?

  •
  You can call D.F. King & Co., Inc., the Information Agent, toll-free at (800) 829-6551. See the back cover of this Offer to Purchase.

To the Holders of Common Stock of North Coast Energy, Inc.:

INTRODUCTION

        Purchaser, a wholly owned subsidiary of EXCO, which, in turn, is a wholly owned subsidiary of EXCO Holdings Inc., a Delaware corporation ("EXCO Holdings"), hereby offers to purchase all the Shares of North Coast, for $10.75 per Share (such amount, or any greater amount per Share paid pursuant to the Offer (as defined below), the "Per Share Amount"), net to the seller in cash, without interest, upon the terms and subject to the conditions described in this Offer to Purchase and in the related Letter of Transmittal (which, together with this Offer to Purchase and any amendments or supplements hereto or thereto, collectively constitute the "Offer"). See "Section 8. Certain Information Concerning EXCO, EXCO Holdings and Purchaser" for additional information concerning EXCO and Purchaser.

        Tendering stockholders will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. However, any tendering stockholder or other payee who fails to complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal may be subject to a required backup U.S. federal income tax withholding of 28% of the gross proceeds payable to such stockholder or other payee pursuant to the Offer. See "Section 5. Certain Federal Income Tax Consequences." Purchaser or EXCO will pay all charges and expenses of American Stock Transfer & Trust Company (the "Depositary") and D.F. King & Co., Inc. (the "Information Agent") incurred in connection with the Offer. See "Section 16. Fees and Expenses."

        The Board of Directors of North Coast (the "Board") has determined that the Merger Agreement (as defined below) and the transactions contemplated thereby, including the Offer and the Merger (as defined below), are fair to, and in the best interest of the holders of Shares. The Board has approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and has resolved to recommend that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

        The Board considered the presentation from Robert W. Baird & Co. Incorporated ("RWB") and the opinion of RWB delivered to the Board that, as of November 25, 2003 and based on and subject to the matters stated in such opinion, the $10.75 in cash per share proposed to be received by the holders of Shares in the Offer to Purchase (other than EXCO Holdings or its affiliates) is fair from a financial point of view to such holders. A copy of the written opinion of RWB setting forth the assumptions made, procedures followed, matters considered and limits in arriving at its opinion, is contained in North Coast's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), which has been filed with the Commission in connection with the Offer and which is being mailed to North Coast's stockholders with this Offer to Purchase. North Coast's stockholders are urged to read such opinion carefully in its entirety.

        The Offer is conditioned upon, among other things, there having been validly tendered and not withdrawn prior to the expiration of the Offer at least 90% of the number of then-outstanding Shares (including all Shares issuable upon the exercise of Outstanding Options or Outstanding Warrants (as each such term is defined below), each as of the date preceding the Expiration Date), (the "Minimum Condition"). The Offer is also subject to certain other conditions contained in this Offer to Purchase. See "Section 1. Terms of the Offer; Expiration Date" and "Section 14. Certain Conditions of the Offer," which set forth in full the conditions to the Offer.

        The Offer is being made pursuant to the Merger Agreement. The Merger Agreement provides, among other things, that as promptly as practicable after the purchase of Shares pursuant to the Offer and the satisfaction or, if permissible, waiver, of the other conditions described in the Merger Agreement, and in accordance with the relevant provisions of the General Corporation Law of the

State of Delaware ("Delaware Law"), Purchaser will be merged with and into North Coast (the "Merger"). As a result of the Merger, North Coast, which will continue as the surviving corporation (the "Surviving Corporation"), will become a wholly owned subsidiary of EXCO. At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of North Coast, owned by Purchaser or EXCO or owned by stockholders who have demanded and perfected appraisal rights under Delaware Law) will be canceled and converted automatically into the right to receive the Per Share Amount in cash, without interest (the "Merger Consideration"). Stockholders who demand and fully perfect appraisal rights under Delaware Law will be entitled to receive, in connection with the Merger, cash for the fair value of their Shares as determined pursuant to the procedures prescribed by Delaware Law. See "Section 11. Purpose of the Offer; Plans for North Coast After the Offer and the Merger." The Merger Agreement is more fully described in "Section 10. Background of the Offer; the Merger Agreement and Related Agreements." Certain federal income tax consequences of the sale of Shares pursuant to the Offer and the Merger are described in "Section 5. Certain Federal Income Tax Consequences."

        The Merger Agreement provides that, subject to applicable law, promptly upon the purchase by EXCO of 90% of the outstanding Shares (including Shares purchased pursuant to the Offer), and from time to time thereafter, EXCO will be entitled to designate up to such number of directors, rounded up to the next whole number, on the Board as will give EXCO representation on the Board equal to the product of the total number of directors on the Board (determined after giving effect to the directors elected pursuant to the provision described in this paragraph) multiplied by the percentage that the aggregate number of Shares then beneficially owned by EXCO or any affiliate of EXCO following such purchase bears to the total number of Shares then-outstanding. In the Merger Agreement, North Coast has agreed, at such time, to promptly take all commercially reasonable actions necessary to cause EXCO's designees to be elected as directors of North Coast, including increasing the size of the Board or securing the resignations of incumbent directors, or both; except that at all times prior to the Effective Time, North Coast shall use its reasonable commercially reasonable efforts to ensure that at least two (2) members of the Board as of the date hereof shall remain as directors (the "Continuing Directors"). If prior to the Effective Time, the number of the Continuing Directors shall be reduced below two (2) because of death, disability or resignation, the remaining Continuing Director shall be entitled to designate an individual to fill the resulting vacancy, and such individual shall thereupon be deemed to be a Continuing Director. If the vacancy is not or cannot be filled by the remaining Continuing Director, EXCO shall cause such vacancy or vacancies to be filled by an individual(s) who are not officers, directors, designees or affiliates of either EXCO or Purchaser, or any of their respective subsidiaries.

        The obligation of each party to effect the Merger is subject to the satisfaction or waiver of certain conditions, including the consummation of the Offer, and, if necessary, the approval and adoption of the Merger Agreement and the Merger by the requisite vote of the stockholders of North Coast. For a more detailed description of the conditions to the Merger, see "Section 10. Background of the Offer; the Merger Agreement and Related Agreements." Under Delaware Law, the affirmative vote of the holders of a majority of the outstanding Shares is required to approve and adopt the Merger Agreement and the Merger. Consequently, if Purchaser acquires (pursuant to the Offer or otherwise) at least a majority of the outstanding Shares, then Purchaser will have sufficient voting power to approve and adopt the Merger Agreement and the Merger without the vote of any other stockholder. See "Section 10. Background of the Offer; the Merger Agreement and Related Agreements" and "Section 11. Purpose of the Offer; Plans for North Coast After the Offer and the Merger."

        Under Delaware Law, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the then-outstanding Shares, Purchaser will be able to approve and adopt the Merger Agreement and the Merger without a vote of the stockholders of North Coast. In such event, EXCO, Purchaser and

North Coast have agreed to take, at the request of Purchaser, all necessary and appropriate action to cause the Merger to become effective in accordance with Delaware Law as promptly as reasonably practicable after such acquisition, without a meeting of the stockholders of North Coast. If, however, Purchaser does not acquire at least 90% of the then-outstanding Shares pursuant to the Offer or otherwise and a vote of the stockholders of North Coast is required under Delaware Law, a significantly longer period of time will be required to effect the Merger. See "Section 11. Purpose of the Offer; Plans for North Coast After the Offer and the Merger."

        North Coast has advised Purchaser that, as of November 26, 2003, 15,251,806 Shares were issued and outstanding, 432,678 Shares were reserved for issuance pursuant to outstanding stock options or stock incentive rights, 140,400 Shares were reserved for issuance pursuant to outstanding warrants, no Shares were held in the treasury of North Coast and no Shares were held by any subsidiary of North Coast. Assuming that 15,251,806 Shares are outstanding on the scheduled Expiration Date and there are no Outstanding Options or Outstanding Warrants on such date, Purchaser could cause the Merger to become effective in accordance with Delaware Law, pursuant to a vote but without a meeting of North Coast's stockholders, if Purchaser owns 13,726,625 Shares on such date. If Nuon Energy & Water enters into and delivers the Stock Tender Agreement (as defined herein), then it will tender subject to limited rights of withdrawal 85.6% of North Coast's outstanding Shares.

        No appraisal rights are available in connection with the Offer. However, non-tendering stockholders of North Coast will have appraisal rights available in connection with the Merger regardless of whether the Merger is consummated with or without a vote of North Coast's stockholders. See "Section 11. Purpose of the Offer; Plans for North Coast After the Offer and the Merger."

        This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

1.     Terms of the Offer; Expiration Date.

        Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered (and not withdrawn in accordance with the procedures described in "Section 4. Withdrawal Rights") on or prior to the Expiration Date. "Expiration Date" means 12:00 midnight, New York City time, on Friday, January 23, 2004, unless and until Purchaser or North Coast (subject to the terms and conditions of the Merger Agreement) will have extended the period during which the Offer is open, in which case the Expiration Date will mean the latest time and date at which the Offer, as may be extended by Purchaser or North Coast, will expire.

        The Offer is subject to the conditions described under "Section 14. Certain Conditions of the Offer," including the satisfaction of the Minimum Condition. Subject to the applicable rules and regulations of the Commission and subject to the terms and conditions of the Merger Agreement, Purchaser expressly reserves the right to waive any such condition, in whole or in part, in its sole discretion. Subject to the applicable rules and regulations of the Commission and subject to the terms and conditions of the Merger Agreement, Purchaser also expressly reserves the right to increase the Per Share Amount and to make any other changes in the terms and conditions of the Offer. Purchaser may not, however, without the prior consent of North Coast, decrease the Per Share Amount, change the form of consideration payable, reduce the number of Shares to be purchased in the Offer or impose or modify (other than to waive) conditions to the Offer in addition to those set forth in "Section 14. Certain Conditions of the Offer." Subject to the terms of the Offer and the Merger Agreement and the satisfaction or waiver of the Minimum Condition as of the scheduled Expiration Date, and the other conditions set forth in "Section 14. Certain Conditions of the Offer," Purchaser will accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer as soon as practicable after the Expiration Date.

        The Merger Agreement provides that Purchaser may, without the consent of North Coast, (a) extend, for a period not to exceed 10 business days, the Offer beyond the scheduled Expiration Date, if any of the conditions to Purchaser's obligation to accept payment for the Shares, are not satisfied or waived, (b) extend the Offer for any period required by any rule, regulation or interpretation of the Commission or the staff thereof, applicable to the Offer, or (c) extend the Offer for an aggregate period of time not more than 10 business days beyond the latest applicable date that would otherwise be permitted under clause (a) or (b) of this sentence, if, as of such date all of the conditions to the Purchaser's obligations to accept payment for the Shares are satisfied or waived, but the number of Shares validly tendered and not withdrawn pursuant to the Offer equals 80% or more, but less than 90% of the outstanding Shares (including any and all Shares subject to outstanding options and warrants) (as contemplated by Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")). The Merger Agreement also provides that Purchaser may unilaterally at its discretion, without the consent of North Coast, extend the Offer until January 30, 2004. Purchaser has agreed in the Merger Agreement to extend the Offer if, as of any Expiration Date, all of the conditions to the Offer are not satisfied, but North Coast determines that such conditions are reasonably capable of being satisfied. In such event, the Offer may be extended for a period of not more than 10 business days beyond the scheduled Expiration Date. In addition, the Per Share Amount may be increased and the Offer may be extended to the extent required by law in connection with such increase, in each case without the consent of North Coast. Upon any extension of the Offer, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the right of a tendering stockholder to withdraw such stockholder's Shares. See "Section 4. Withdrawal Rights." Under no circumstances will interest be paid on the purchase price for tendered Shares, whether or not the Offer is extended.

        On or prior to the date that Purchaser becomes obligated to accept for payment and pay for Shares pursuant to the Offer, EXCO will provide or cause to be provided to Purchaser the funds necessary to pay for all Shares that Purchaser becomes so obligated to accept for payment and pay for pursuant to the Offer. Notwithstanding the foregoing and subject to the applicable rules of the Commission and the terms and conditions of the Offer, Purchaser also expressly reserves the right (i) to delay payment for Shares in order to comply in whole or in part with applicable laws (any such delay will be effected in compliance with Rule 14e-1(c) under the Exchange Act, which requires Purchaser to pay the consideration offered or to return Shares deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer), (ii) to extend or terminate the Offer and not to accept for payment or pay for any Shares not theretofore accepted for payment or paid for, upon the occurrence of any of the conditions to the Offer specified in "Section 14. Certain Conditions of the Offer," and (iii) to amend the Offer or to waive any conditions to the Offer in any respect consistent with the provisions of the Merger Agreement described above, in each case by giving oral or written notice of such delay, termination, waiver or amendment to the Depositary and by making public announcement thereof.

        Any such extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof. In the case of an extension, the announcement will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(d)(i), 14d-6(c) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service or the Public Relations Newswire.

        If Purchaser makes a material change to the terms of the Offer or the information concerning the Offer, or if Purchaser waives a material condition of the Offer, Purchaser will extend the Offer and disseminate additional tender offer materials to the extent required by Rule 14e-1 under the Exchange Act. Subject to the terms of the Merger Agreement, if, prior to the Expiration Date, Purchaser should decide to increase the consideration being offered in the Offer, such increase in the consideration being offered will be applicable to all stockholders whose Shares are accepted for payment pursuant to the Offer and, if at the time notice of any such increase in the consideration being offered is first published, sent or given to holders of such Shares, the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from and including the date that such notice is first so published, sent or given, the Offer will be extended at least until the expiration of such 10-business day period. For purposes of the Offer, a "business day" means any day on which the principal offices of the Commission in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in The City of New York, and consists of the period from 12:01 a.m. through 12:00 midnight, New York City time.

        North Coast has provided Purchaser with North Coast's stockholder list and security position listings for the purpose of disseminating the Offer to the holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed by Purchaser to record holders of Shares whose names appear on North Coast's stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listings.

2.     Acceptance for Payment and Payment for Shares.

        Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of the Offer as so extended or amended), Purchaser will accept for payment promptly after the Expiration Date all Shares validly tendered (and not properly withdrawn in accordance with "Section 4. Withdrawal Rights") prior to the Expiration Date. Purchaser will pay for all Shares validly tendered and not withdrawn promptly following the acceptance of Shares for payment pursuant to the Offer. Subject to applicable rules and regulations of the Commission and the terms of the Merger Agreement, Purchaser reserves the right to delay acceptance of or payment for Shares in order to comply in whole or in part with applicable laws. See "Section 1. Terms of the Offer; Expiration Date" and "Section 15. Certain Legal Matters and Regulatory Approvals."

        In all cases, Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the "Share Certificates") or timely confirmation (a "Book-Entry Confirmation") of a book-entry transfer of such Shares into the Depositary's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedures described in "Section 3. Procedures for Accepting the Offer and Tendering Shares," (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, in the case of a book-entry transfer, or an Agent's Message (as defined below), and (iii) any other documents required under the Letter of Transmittal. The term "Agent's Message" means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of the Book-Entry Confirmation that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that the participant has received and agrees to be bound by the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

        For purposes of the Offer, Purchaser will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders whose Shares have been accepted for payment for the purpose of receiving payments from Purchaser and transmitting such payments to validly tendering stockholders. Under no circumstances will Purchaser pay interest on the purchase price for Shares, regardless of any delay in making such payment.

        If Purchaser does not purchase any Shares pursuant to the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedure described in "Section 3. Procedures for Accepting the Offer and Tendering Shares," such Shares will be credited to an account maintained at such Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

        Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to one or more of its affiliates, the right to purchase all or any portion of the Shares tendered in the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

3.     Procedures for Accepting the Offer and Tendering Shares.

        Valid Tender of Securities.    In order for a holder of Shares to validly tender Shares pursuant to the Offer, the Depositary must receive the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message, and any other documents required by the Letter of Transmittal, at its address set forth on the back cover of this Offer to Purchase. In addition, either (i) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book-entry transfer described below and the Depositary must receive a Book-Entry Confirmation (including an Agent's Message), in each case prior to the Expiration Date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below.

        The method of delivery of Share Certificates and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

        Book-Entry Transfer.    The Depositary will establish accounts with respect to Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, an Agent's Message, and any other required documents, must, in any case, be received by the Depositary at its address set forth on the back cover of this Offer to Purchase prior to the Expiration Date or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

        Signature Guarantees.    Signatures on all Letters of Transmittal must be guaranteed by a firm that is a member of the Security Transfer Agent Medallion Signature Program, or by any other "eligible guarantor institution," as such term is defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing being referred to as an "Eligible Institution"), except in cases where Shares are tendered (i) by a registered holder of Shares who has not completed either the box entitled "Special Payment

Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. If a Share Certificate is registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or a Share Certificate not accepted for payment or not tendered is to be returned, to a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

        Guaranteed Delivery.    If a stockholder desires to tender Shares pursuant to the Offer and such stockholder's Share Certificates evidencing such Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all the following conditions are satisfied:

  (i)
  such tender is made by or through an Eligible Institution;

  (ii)
  a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by Purchaser, is received prior to the Expiration Date by the Depositary as provided below; and

  (iii)
  the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a facsimile), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message, and any other documents required by the Letter of Transmittal are received by the Depositary within three Nasdaq National Market ("Nasdaq") trading days after the date of execution of such Notice of Guaranteed Delivery.

        The Notice of Guaranteed Delivery may be delivered by hand or mail or by facsimile transmission to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser.

        In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of the Share Certificates evidencing such Shares, or a Book-Entry Confirmation of the delivery of such Shares, and the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message, and any other documents required by the Letter of Transmittal.

        Determination of Validity.    All questions as to the form of documents and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser, in its sole discretion, which determination will be final and binding on all parties. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. Purchaser also reserves the absolute right to waive any condition of the Offer to the extent permitted by applicable law and the Merger Agreement or any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of Purchaser, EXCO or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

        A tender of Shares pursuant to any of the procedures described above will constitute the tendering stockholder's acceptance of the terms and conditions of the Offer, as well as the tendering stockholder's representation and warranty to Purchaser that (i) such stockholder has the full power and authority to tender, sell, assign and transfer the tendered Shares (and any and all other Shares or other securities issued or issuable in respect of such Shares), and (ii) when the same are accepted for payment by Purchaser, Purchaser will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims.

        The acceptance for payment by Purchaser of Shares pursuant to any of the procedures described above will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

        Appointment as Proxy.    By executing the Letter of Transmittal, or through delivery of an Agent's Message, as described above, a tendering stockholder irrevocably appoints designees of Purchaser as such stockholder's agents, attorneys-in-fact and proxies, each with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such stockholder's rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser (and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after November 26, 2003). All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts such Shares for payment. Upon such acceptance for payment, all prior powers of attorney and proxies given by such stockholder with respect to such Shares (and such other Shares and securities) will be revoked, without further action, and no subsequent powers of attorney or proxies may be given nor any subsequent written consent executed by such stockholder (and, if given or executed, will not be deemed to be effective) with respect thereto. Purchaser designees will, with respect to the Shares for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they in their sole discretion may deem proper at any annual or special meeting of the holders of Shares or any adjournment or postponement, by written consent in lieu of any such meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser's payment for such Shares, Purchaser must be able to exercise full voting rights with respect to such Shares (and such other Shares and securities).

        Under the "backup withholding" provisions of U.S. federal income tax law, the Depositary may be required to withhold 28% of any payments of cash pursuant to the Offer. To prevent backup federal income tax withholding with respect to payment to certain stockholders of the purchase price of Shares purchased pursuant to the Offer, each such stockholder must provide the Depositary with such stockholder's correct taxpayer identification number and certify that such stockholder is not subject to backup federal income tax withholding by completing the Substitute Form W-9 in the Letter of Transmittal. See Instruction 9 of the Letter of Transmittal.

4.     Withdrawal Rights.

        Tenders of Shares made pursuant to the Offer are irrevocable, except that such Shares may be withdrawn at any time prior to the Expiration Date. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may, nevertheless, on Purchaser's behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this "Section 4. Withdrawal Rights," subject to Rule 14e-1(c) under the Exchange Act. Any such delay will be by an extension of the Offer to the extent required by law. See "Section 1. Terms of the Offer; Expiration Date."

        For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder(s) of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as described in "Section 3. Procedures for Accepting the Offer and Tendering Shares," any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

        All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, which determination will be final and binding. None of Purchaser, EXCO or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

        Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in "Section 3. Procedures for Accepting the Offer and Tendering Shares."

5.     Certain Federal Income Tax Consequences.

        The following is a summary of the principal federal income tax consequences of the Offer and the Merger to holders whose Shares are purchased pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger (whether upon receipt of the Merger Consideration or pursuant to the proper exercise of dissenter's rights). The discussion applies only to holders of Shares in whose hands Shares are capital assets, and may not apply to Shares received pursuant to the exercise of employee stock options or otherwise as compensation, or to holders of Shares who are not citizens or residents of the United States of America. In addition, this discussion does not apply to certain types of holders subject to special tax rules including, but not limited to, insurance companies, tax-exempt organizations, financial institutions, and brokers or dealers or persons who held their Shares as part of a straddle, hedge, conversion, or other integrated investment. The tax consequences of the Offer and the Merger Agreement to holders who hold their Shares through a partnership or other pass-through entity generally will depend upon such holder's status for United States federal income tax purposes.

        The tax discussion set forth below is included for general information purposes only and is based upon present law (which may be subject to change, possibly on a retroactive basis). Because individual circumstances may differ, each holder of Shares should consult such holder's own tax advisor to determine the applicability of the rules discussed to such holder and the particular tax effects of the Offer and the Merger, including the application and effect of state, local and other tax laws.

        The receipt of cash pursuant to the Offer and the receipt of cash pursuant to the Merger (whether as Merger Consideration or pursuant to the proper exercise of dissenter's rights) will be a taxable transaction for federal income tax purposes (and also may be a taxable transaction under applicable state, local and other income tax laws). In general, for federal income tax purposes, a holder of Shares will recognize gain or loss equal to the difference between such holder's adjusted tax basis in the Shares sold pursuant to the Offer or converted to cash in the Merger and the amount of cash received.

Gain or loss must be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) sold pursuant to the Offer or converted to cash in the Merger. Such gain or loss will be capital gain or loss. Individual holders will be subject to tax on the net amount of such gain at a maximum rate of 15% if the Shares were held for more than 12 months. Special rules (and generally lower maximum rates) apply to individuals in lower tax brackets. The deduction of capital losses is subject to certain limitations. Stockholders should consult their own tax advisors in this regard.

        Payments in connection with the Offer or the Merger may be subject to backup withholding at a 28% rate. Backup withholding generally applies if a stockholder (i) fails to furnish such stockholder's social security number or taxpayer identification number ("TIN"), (ii) furnishes an incorrect TIN, (iii) fails to properly report interest or dividends or (iv) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN provided is such stockholder's correct number and that such stockholder is not subject to backup withholding. Backup withholding is not an additional tax but merely an advance payment, which may be refunded to the extent it results in an overpayment of tax. Certain persons, including corporations and financial institutions generally, are exempt from backup withholding. Certain penalties apply for failure to furnish correct information and for failure to include the reportable payments in income. Each stockholder should consult with such stockholder's own tax advisor as to such stockholder's qualifications for exemption from withholding and the procedure for obtaining such exemption.

6.     Price Range of Shares; Dividends.

        The Shares have been quoted and traded on the Nasdaq National Market under the symbol "NCEB" since May 5, 2003. From March 18, 1992 to May 5, 2003, the Shares traded on the Nasdaq SmallCap Market under the symbol "NCEB." The following table sets forth, for the quarters indicated, the high and low bid and ask prices per Share as reported on the Nasdaq National Market or the Nasdaq SmallCap Market as applicable. No dividends have been declared or paid on the Shares during the quarters indicated.

	HIGH		LOW
	BID	ASK	BID	ASK
YEAR ENDED DECEMBER 31, 2001
First Quarter	$4.62	$4.75	$3.63	$3.81
Second Quarter	5.25	5.25	3.50	3.58
Third Quarter	4.46	4.50	3.07	3.17
Fourth Quarter	3.76	3.90	3.05	3.13
YEAR ENDED DECEMBER 31, 2002
First Quarter	$3.98	$4.00	$3.25	$3.30
Second Quarter	4.30	4.50	3.13	3.19
Third Quarter	3.48	3.59	2.31	3.13
Fourth Quarter	4.15	4.24	2.74	2.86
YEAR ENDED DECEMBER 31, 2003
First Quarter	$6.71	$6.79	$4.03	$4.13
Second Quarter	10.00	10.10	5.16	5.20
Third Quarter	12.73	13.32	8.08	8.17
Fourth Quarter (through December 4, 2003)	14.20	14.80	10.64	10.65

        On November 25, 2003, the last full trading day prior to the announcement of the execution of the initial Agreement and Plan of Merger and of Purchaser's intention to commence the Offer, the closing price per Share as reported on the Nasdaq National Market was $11.97. On December 4, 2003, the last full trading day prior to the commencement of the Offer, the closing price per Share as reported on the Nasdaq National Market was $10.69. As of December 2, 2003, the approximate number of holders of record of Shares was 1,284.

        Stockholders are urged to obtain a current market quotation for the Shares.

7.     Certain Information Concerning North Coast.

        Except as otherwise described in this Offer to Purchase, all of the information concerning North Coast contained in this Offer to Purchase, including financial information, has been furnished by North Coast or has been taken from or based upon publicly available information. Neither EXCO nor Purchaser assumes any responsibility for the accuracy or completeness of this information or for any failure by North Coast to disclose events that may have occurred or may affect the significance or accuracy of any such information but are unknown to EXCO or Purchaser.

        General.    North Coast is a Delaware corporation with its principal executive offices located at 1993 Case Parkway, Twinsburg, Ohio 44087-2343. North Coast's telephone number is (330) 425-2330.

        North Coast is an independent energy company engaged in the exploration, development and production of natural gas and oil in the Appalachian Basin of the United States. The predecessor entities of North Coast began operations in 1981.

        Available Information.    North Coast is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Information as of particular dates concerning North Coast's directors and officers, their remuneration, stock options granted to them, the principal holders of North Coast's securities and any material interest of such persons in transactions with North Coast is required to be disclosed in proxy statements distributed to North Coast's stockholders and filed with the Commission. Such reports, proxy statements and other information are available for inspection at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and also are available for inspection at the Commission's public reference rooms in Chicago, Illinois and New York, New York. Please call the SEC at 1-800-SEC-0330 for further information concerning the public reference rooms. Copies of such materials may also be obtained by mail, upon payment of the Commission's customary fees, by writing to its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a World Wide Website on the Internet at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the Commission.

8.     Certain Information Concerning EXCO, EXCO Holdings and Purchaser.

        General.    Purchaser is a newly formed Delaware corporation organized for the purpose of effecting the Offer and the Merger and has not carried on any activities other than in connection with the Offer and the Merger. Purchaser is a wholly owned subsidiary of EXCO, which, in turn, is a wholly owned subsidiary of EXCO Holdings. EXCO is an independent energy company incorporated in the state of Texas and engaged in the acquisition, development and exploitation of oil and natural gas properties in Texas, Louisiana, Colorado, Mississippi and Alberta, Canada. Prior to July 2003, EXCO was a publicly owned company, the capital stock of which was quoted on the Nasdaq National Market. In July 2003, all of the outstanding capital stock of EXCO was acquired by EXCO Holdings, which was created for the purpose of acquiring EXCO pursuant to a going private transaction under the Exchange Act. A majority of the capital stock of EXCO Holdings is owned by EXCO Acquisition L.L.C., an entity controlled by Cerberus Capital Management, L.P., a Delaware limited partnership, and a leading New York investment management firm, which together with its affiliates, has in excess of $10.0 billion of equity capital under management. The principal offices of EXCO, EXCO Holdings and Purchaser are located at 6500 Greenville Avenue, Suite 600, Dallas, Texas 75206 and their telephone number is (214) 368-2084.

        Until immediately prior to the time that Purchaser will purchase Shares pursuant to the Offer, it is not anticipated that Purchaser will have any significant assets or liabilities or engage in activities other than those incident to its formation and capitalization and the transactions contemplated by the Offer and the Merger. Because Purchaser is newly formed and has minimal assets and capitalization, no meaningful financial information regarding Purchaser is available.

        The name, citizenship, business address, business telephone number, principal occupation or employment, and five-year employment history for each of the directors and executive officers of EXCO, EXCO Holdings and Purchaser and certain other information are described in Schedule I hereto. Except as described in this Offer to Purchase and in Schedule I hereto, none of EXCO, EXCO Holdings or Purchaser, or, to their knowledge, any of the persons listed on Schedule I hereto has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

        Except as described in this Offer to Purchase, (i) none of EXCO, EXCO Holdings or Purchaser, or, to their knowledge, any of the persons listed in Schedule I hereto or any associate or majority-owned subsidiary of EXCO, EXCO Holdings or Purchaser or any of the persons so listed, beneficially owns or has any right to acquire any Shares and (ii) none of EXCO, EXCO Holdings, Purchaser, or, to their knowledge, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

        Except as described in this Offer to Purchase, no material agreement, arrangement, understanding or relationship exists or is proposed between EXCO, EXCO Holdings, Purchaser, or, to their knowledge, any of the persons listed in Schedule I hereto or any controlling persons or subsidiaries of EXCO, EXCO Holdings or Purchaser and North Coast, Nuon Energy & Water, or any of its executive officers, directors, controlling persons or subsidiaries.

        As of December 4, 2003, none of EXCO, EXCO Holdings or Purchaser, or, to their knowledge, any of the persons listed in Schedule I hereto owns any Shares.

        Except as provided in the Merger Agreement and as otherwise described in this Offer to Purchase, none of EXCO, EXCO Holdings or Purchaser, or, to their knowledge, any of the persons listed in Schedule I hereto, has any contract, agreement, arrangement or understanding, whether or not legally enforceable, with any other person with respect to any securities of North Coast, including, but not limited to, the transfer or voting of such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guarantees of profits or loss or the giving or withholding of proxies, consents or authorizations. Except as described in this Offer to Purchase, none of EXCO, EXCO Holdings or Purchaser, or, to their knowledge, any of the persons listed on Schedule I hereto, has had any transaction with North Coast, NUON Energy & Water or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the Commission applicable to the Offer. Except as described in this Offer to Purchase, there have been no negotiations, transactions or material contacts between any of EXCO, EXCO Holdings, Purchaser or any of their respective subsidiaries or, to their knowledge, any of the persons listed in Schedule I hereto, on the one hand, and North Coast, Nuon Energy & Water or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer for or other acquisition of any class of North Coast's securities, an election of North Coast's directors or a sale or other transfer of a material amount of assets of North Coast that are required to be reported under the rules and regulations of the Commission applicable to the Offer.

9.     Financing of the Offer and the Merger.

        The total amount of funds required by Purchaser to consummate the Offer and the Merger and to pay related fees and expenses is estimated to be approximately $184 million. EXCO intends to finance substantially all of the Offer and the Merger with borrowings from the issuance of senior unsecured notes (the "Senior Notes") in a private placement pursuant to Rule 144A under the Exchange Act. In the event EXCO is unable to issue at least $200 million of the Senior Notes, EXCO will finance up to approximately $59 million of the Offer with borrowings under an amended senior secured credit facility, in the aggregate amount of up to $325 million (subject to adjustment in connection with the consummation of the Senior Notes or VPP described below), from Bank One, Credit Suisse First Boston and a group of lenders (the "Senior Credit Facility"), and up to approximately $125 million (subject to adjustment in connection with the consummation of the Senior Notes or VPP described below) of the Offer from senior unsecured increasing rate loans (the "Bridge Loans") under a senior credit facility from Bank One, Credit Suisse First Boston and a group of lenders (the "Bridge Facility"). After the closing of the Offer, EXCO may cause North Coast to receive an advance payment of not less than $150 million from the sale of not more than 50,000,000 MMBtu of the anticipated future production of natural gas from oil and natural gas properties owned by North Coast (the "VPP"). If the VPP is consummated, then the aggregate amount of the Senior Credit Facility and the Bridge Facility shall be reduced by the greater of $150 million or the actual amount of the advance payment of the VPP. EXCO and Purchaser will finance the Offer, the Merger and the expenses incurred in connection with the Offer and the Merger with the proceeds received from the issuance of the Senior Notes and/or the Senior Credit Facility, the Bridge Loans, and a VPP. EXCO intends to repay borrowings under the Senior Notes, and/or the Senior Credit Facility, the Bridge Loans and a VPP, if any, through cash flow from operations or through a refinancing of such indebtedness at a later date.

        EXCO has entered into a commitment letter with Credit Suisse First Boston and Bank One, NA for the Senior Credit Facility and the Bridge Facility, a copy of which has been filed as an Exhibit to the Schedule TO. The commitment letter may be examined and copies may be obtained at the places set forth in "Section 8. Certain Information Concerning EXCO, EXCO Holdings and Purchaser."

        Banc One Capital Markets, Inc. ("BOCM") and Credit Suisse First Boston, with the assistance and cooperation of EXCO, will syndicate the Senior Credit Facility and, if necessary, the Bridge Facility, to a group of lenders identified by BOCM, Credit Suisse First Boston and EXCO. BOCM and Credit Suisse First Boston will act as joint lead arrangers for the Senior Credit Facility and the Bridge Facility. Bank One will act as sole administrative agent for the syndicate of lenders, and BOCM will act as sole bookrunner under the Senior Credit Facility. Credit Suisse First Boston will act as sole administrative agent with respect to the Bridge Facility and as sole bookrunner for the Bridge Facility.

        Senior Credit Facility.    The Senior Credit Facility will consist of an amendment to the existing senior secured revolving credit facilities for (i) EXCO and its U.S. subsidiaries, and (ii) EXCO's Canadian subsidiary. The Senior Credit Facility will be subject to borrowing base availability, which will be redetermined semiannually based on the lenders' estimates of the value of the borrowers' oil and gas properties. The borrowing base may be affected by the performance of the respective borrower's properties and changes in oil and gas prices. The determination of the borrowing base will be at the sole discretion of the lenders. Obligations of the U.S. borrowers under the U.S. revolving credit facility will be guaranteed by EXCO Holdings and EXCO's current and future domestic subsidiaries, and obligations of EXCO's Canadian subsidiary under the Canadian revolving credit facility will be guaranteed by EXCO Holdings, EXCO and each of their current and future domestic and Canadian subsidiaries. Indebtedness under the U.S. revolving credit facility will be secured by substantially all of the assets of EXCO Holdings, EXCO and their current and future domestic subsidiaries. Indebtedness under the Canadian revolving credit facility will be secured by substantially all of the assets of EXCO's current and future Canadian subsidiaries. Borrowings under the Senior Credit Facility will mature three years after the date of the initial borrowing under the facility.

        The U.S. revolving credit facility will bear interest, based on the utilization of the borrowing base, at the option of EXCO at either (i) adjusted LIBOR plus the applicable LIBOR margin or (ii) the higher of Bank One's prime rate and the Federal Funds Effective Rate plus 0.5%, in each case plus the applicable Prime Rate Margin. The Canadian revolving credit facility will bear interest, based on the utilization of the borrowing base, at the option of EXCO's Canadian subsidiary at either (i) the Canadian prime rate plus the applicable Canadian prime rate margin or (ii) the Bankers' Acceptance discount rate plus the applicable Bankers' Acceptance margin.

        The purpose of the Senior Credit Facility is to (i) provide funds for the acquisition of the Shares, (ii) repay existing debt, (iii) pay fees and expenses in connection with the foregoing and (iv) fund general working capital and general corporate purposes.

        Bridge Facility.    The Bridge Facility will mature one year after the date of the initial borrowing under the Bridge Facility. If, at maturity, any loans under the Bridge Facility have not been repaid, all loans under the Bridge Facility will, so long as certain defaults do not exist, be automatically converted into five-year senior term loans, and at the option of the lender, such senior term loans may be exchanged in whole or in part for senior exchange notes. EXCO's obligations under the Bridge Facility will be guaranteed by EXCO Holdings and EXCO's current and future domestic subsidiaries on a senior unsecured basis.

        The Bridge Facility will bear interest for the first three month period commencing on the date of the initial borrowing under the Bridge Facility at the greatest of (i) 10.0%, (ii) the London interbank offered rate for U.S. dollars plus 8.83 basis points or (iii) the Credit Suisse First Boston high yield index rate plus 1.80 basis points. After the first three month period, the Bridge Facility will bear interest, as determined at the beginning of each subsequent three-month period, at the greatest of (i) the London interbank offered rate for U.S. dollars plus [    ][the spread over the London interbank offered rate will be determined so that on the date of the initial borrowing under the Bridge Facility the sum of such spread and the London interbank offered rate will be equal to the initial rate set forth in (i), (ii) or (iii) above] basis points, increased by an additional 50 basis points at the end of each three-month period subsequent to the date of the initial borrowing under the Bridge Facility for so long as the Bridge Loans are still outstanding, (ii) the Credit Suisse First Boston high yield index rate plus [    ] [the spread over the Credit Suisse First Boston high yield index rate will be determined so that on the date of the initial borrowing under the Bridge Facility the sum of such spread and the Credit Suisse First Boston high yield index rate will be equal to the initial rate set forth in (i), (ii) or (iii) above] basis points, increased by an additional 50 basis points at the end of each three-month period subsequent to the date of the initial borrowing under the Bridge Facility for so long as the Bridge Loans are still outstanding, or (iii) the interest rate applicable during the prior three-month period plus 50 basis points.

        The purpose of the Bridge Facility is to (i) provide the funds for the acquisition of the Shares in the event EXCO is unable to issue at least $200 million in Senior Notes under the Senior Credit Facility, (ii) repay existing debt and (iii) pay fees and expenses in connection with the foregoing.

        Conditions to Senior Credit Facility and Bridge Facility.    The commitment letter for the Senior Credit Facility and the Bridge Facility is subject to customary conditions, including, among other things:

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  Bank One's and Credit Suisse First Boston's not having discovered or otherwise become aware of any information not previously disclosed to them that they believe to be inconsistent in a material and adverse manner with their understanding, based on information previously provided to them, of the business, assets, operations of financial condition of North Coast and its subsidiaries, taken as a whole;

  •
  there not having occurred any event, change or condition that has been, or is reasonably likely to be, materially adverse to the business, assets, operations or financial condition of EXCO and its subsidiaries, taken as a whole, or the Company and its subsidiaries, taken as a whole, in each case since December 31, 2002, or EXCO Holdings since its formation (it being acknowledged by the parties that "materially adverse" shall not include (i) any adverse effect on North Coast and its subsidiaries, taken as a whole, caused by (1) changes in the economy, or in the industry in which North Coast and its subsidiaries conduct business, (2) any change in the market price or trading volume of North Coast's stock after November 25, 2003, (3) the announcement or existence of the acquisition of the Shares, including, but not limited to the proposed tender offer or the subsequent merger in connection therewith, or (ii) any adverse effect on EXCO and its subsidiaries, taken as a whole, caused by (1) the "going private" transaction or (2) the incurrence by EXCO of its existing term credit facility);

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  the negotiation, execution and delivery of definitive documentation for each facility that is satisfactory to Bank One and Credit Suisse First Boston; and

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  the absence of a disruption or adverse change in financial, banking or capital markets generally, or in the market for new issuances of leveraged loans or high yield securities in particular, which could impair the syndication of Senior Credit Facility or the Bridge Facility or the placement of the Senior Notes.

        We intend to amend the Schedule TO no later than five (5) business days prior to the closing of the Offer to include the definitive terms of our financing.

10.   Background of the Offer; the Merger Agreement and Related Agreements.

Background of the Offer

        In October 2001, Douglas H. Miller, Chief Executive Officer of EXCO, contacted Gordon O. Yonel, President and Chief Executive Officer of North Coast, to discuss the prospects of a potential transaction between EXCO and North Coast. Mr. Yonel indicated that he did not know if the Board would entertain an offer. On November 6, 2001, Mr. Miller and Ted Eubank met with Mr. Yonel to further discuss a potential transaction. On November 16, 2001, EXCO sent a letter to Mr. Carel Kok, the then Chairman of the Board of North Coast, indicating EXCO's interest in pursuing a potential transaction between the two companies. These initial discussions did not advance past this stage and were abandoned at that time.

        On April 21, 2003, North Coast issued a press release stating its engagement of RWB to assist it in examining and evaluating strategic alternatives. Mr. Miller contacted Mr. Yonel and informed him that EXCO would be interested in pursuing a transaction with North Coast.

        On June 13, 2003, EXCO entered into a confidentiality agreement with North Coast. On June 20, 2003, RWB provided EXCO with a Confidential Information Memorandum containing information with regards to North Coast's reserve report, asset profile, financial and other information.

        Over the following month, several conversations were held between representatives of EXCO and RWB regarding North Coast's assets. On July 17, 2003, EXCO submitted an indication of interest to purchase the stock of North Coast, subject to further due diligence and other conditions.

        On July 25, 2003, RWB invited EXCO to participate in a further evaluation of North Coast, and EXCO scheduled a visit to the corporate data room.

        On August 12, 2003, representatives of EXCO met with representatives of North Coast and RWB at the corporate data room in Cleveland, Ohio. After a management presentation of North Coast's business, EXCO representatives reviewed the prepared data room documents. On August 13, 2003, EXCO continued its review and visited with North Coast's representatives at its district office in

Youngstown, Ohio, followed by a visit to North Coast's district office in Ravenswood, West Virginia on August 18, 2003.

        Over the following month, several conversations were held between representatives of EXCO and RWB relating to North Coast's assets and reserve report.

        On August 28, 2003, RWB provided EXCO a proposed merger agreement.

        On September 16, 2003, EXCO submitted an offer to purchase all of the outstanding capital stock of North Coast for $10.06 per share, subject to additional environmental and title due diligence, and other conditions.

        On September 17, 2003, EXCO submitted its comments to the proposed Merger Agreement.

        On September 24, 2003, representatives from RWB contacted EXCO and notified it that it was one of the final bidders and asked if its offer dated September 16, 2003 was its highest offer.

        On September 29, 2003, EXCO submitted RWB an offer to purchase all of the outstanding capital stock of North Coast for $10.75 per share, subject to additional environmental and title due diligence, and other conditions.

        On October 6, 2003, RWB notified EXCO that it would have an opportunity to complete its due diligence.

        On October 9 and October 10, 2003, representatives of EXCO met with representatives of North Coast and RWB in Cleveland, Ohio and Ravenswood, West Virginia to complete their final due diligence.

        During the next two weeks, representatives of EXCO completed their environmental and title due diligence. During the same time period, representatives of EXCO met with potential lenders to discuss financing alternatives.

        On October 30, 2003, EXCO and its legal advisors completed their legal due diligence.

        From early October through November 21, 2003, representatives of EXCO, North Coast, and NUON Energy & Water began negotiating the terms of the Merger Agreement. Negotiations were also held with regard to a Stock Tender Agreement between EXCO and Nuon Energy & Water, as well as an Escrow Agreement governing Nuon Energy & Water's agreement to pay any tax liabilities attributable to the making of the election to treat the sale of North Coast as an asset sale under the provisions of Sec. 338(h)(10). EXCO also negotiated an Unconditional Guaranty Agreement with n.v. NUON, the ultimate parent of Nuon Energy & Water, related to Nuon Energy & Water's obligations.

        On November 12, 2003, the principals of EXCO met with the principals of North Coast and Nuon Energy & Water to negotiate business issues with respect to the transaction documents.

        On November 20 and 21, 2003, further negotiations were held between North Coast, Nuon Energy & Water and EXCO and on November 21, 2003 the terms of the proposed merger agreement were negotiated, modified and agreed upon. The transaction documents were submitted to the EXCO Board of Directors for its consideration.

        On November 25, 2003, each of EXCO's, North Coast's and Nuon Energy & Water's Boards of Directors approved the initial Agreement and Plan of Merger.

        On November 25, 2003, RWB presented its fairness opinion to the Board of Directors of North Coast. From November 21 to November 25, 2003, the Parties finalized all transaction documents for execution.

        On November 26, 2003, EXCO delivered to North Coast an unconditional financing commitment from Credit Suisse First Boston and Bank One, NA.

        On November 26, 2003, Purchaser, EXCO, North Coast and NUON Energy & Water signed the initial Agreement and Plan of Merger. After the market closed on November 26, 2003, North Coast issued a press release announcing that EXCO and North Coast had entered into the Agreement and Plan of Merger.

        On December 4, 2003, Purchaser, EXCO, North Coast and Nuon Energy & Water signed the Merger Agreement to amend certain sections to reflect a closing of the Offer in 2004.

        On December 5, 2003, EXCO filed and began mailing this Offer to Purchase for Cash All Outstanding Shares of Common Stock of North Coast.

The Merger Agreement

        The following is a summary of certain provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference, and a copy of which has been filed with the Commission as Exhibit (d)(1) to Schedule TO. The Merger Agreement may be examined and copies may be obtained at the locations set forth in "Section 7. Certain Information Concerning North Coast."

        The Offer.    The Merger Agreement provides for the commencement of the Offer as promptly as practicable, but in no event later than December 5, 2003. The obligation of Purchaser to accept for payment Shares tendered pursuant to the Offer is subject to the satisfaction of the Minimum Condition and certain other conditions that are described in "Section 14. Certain Conditions of the Offer" hereof. Purchaser has agreed that no change in the Offer may be made that decreases the Per Share Amount, changes the form of consideration payable, decreases the number of Shares to be purchased in the Offer or imposes additional conditions to the Offer in addition to those set forth in "Section 14. Certain Conditions of the Offer" hereof without the prior consent of North Coast.

        The Merger.    The Merger Agreement provides that, subject to the terms and conditions thereof, and in accordance with Delaware Law, Purchaser will be merged with and into North Coast. As a result of the Merger, the separate corporate existence of Purchaser will cease and North Coast will continue as the surviving corporation of the Merger (the "Surviving Corporation") and will become a wholly owned subsidiary of EXCO. Upon the consummation of the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than any Shares that are held in the treasury of North Coast, or owned by Purchaser or EXCO, and any Shares that are held by stockholders who have not voted in favor of the Merger or consented thereto in writing and who have demanded properly in writing appraisal for such Shares in accordance with Delaware Law) will be canceled and converted automatically into the right to receive a cash amount equal to the Per Share Amount.

        Pursuant to the Merger Agreement, each Share held in treasury of North Coast and each Share owned by Purchaser or EXCO immediately prior to the Effective Time will be canceled without any conversion thereof and no payment or distribution will be made with respect thereto, and each share of capital stock of Purchaser issued and outstanding immediately prior to the Effective Time will be converted into and exchanged for one share of common stock of the Surviving Corporation.

        The Merger Agreement provides that the directors and officers of Purchaser immediately prior to the Effective Time (Douglas H. Miller and T. W. Eubank) will be the initial directors and officers of the Surviving Corporation. The Merger Agreement also provides that, at the Effective Time, the Certificate of Incorporation of Purchaser, as in effect immediately prior to the Effective Time, will be the Certificate of Incorporation of the Surviving Corporation, except that, at the Effective Time, Article I of the Certificate of Incorporation of the Surviving Corporation will be amended to provide that the name of the Surviving Corporation will be "North Coast Energy, Inc." The Merger Agreement further provides that, at the Effective Time, the By-laws of Purchaser, as in effect immediately prior to the Effective Time, will be the By-laws of the Surviving Corporation.

        Stock Options.    North Coast agreed in the Merger Agreement to use its commercially reasonable efforts to cause all holders of options (and such holders' spouses) to purchase Shares granted under North Coast's stock option or other similar plans (the "Stock Option Plans") to execute prior to the Expiration Date an agreement to relinquish such holder's options to purchase Shares, a form of which is incorporated herein by reference, and a copy of which has been filed with the Commission as Exhibit (d)(2) to Schedule TO (an "Option Surrender Agreement"). On the date the Purchaser pays for any Shares tendered pursuant to the Offer, Purchaser will cause each holder who has previously delivered an Option Surrender Agreement to be paid the cash amount equal to the product of (i) the number of Shares subject to such option (irrespective of whether such option is then exercisable) and (ii) the amount, if any, by which the Per Share Amount exceeds the exercise or strike price per Share subject to such option, less any required withholding taxes. If an option holder fails to deliver an Option Surrender Agreement prior to the Expiration Date, North Coast shall use its commercially reasonable efforts to cause such holder's options (the "Outstanding Options") to be converted without any action on the part of the holder thereof into the right to receive Merger Consideration upon the exercise of such holder's options in accordance with, and within the time period prescribed by, the applicable Stock Option Plan and the holder's stock option agreement(s). Purchaser also agreed in the Merger Agreement to pay or cause to be paid to each holder of Outstanding Options, the Merger Consideration, less any required withholding taxes, as promptly as practicable after receiving a valid exercise of such options by the holder thereof. If any holder of options to purchase Shares exercises such options prior to the Effective Time, such holder will receive certificates evidencing the Shares underlying the options and may surrender such certificates at the Effective Time for payment in cash as provided in the Merger Agreement.

        Warrants.    North Coast agreed in the Merger Agreement to send to holders of warrants to purchase Shares written notice of the Offer and Merger and such information required by the terms of such warrants, along with an agreement to relinquish such warrants, a form of which is incorporated herein by reference, and a copy of which has been filed with the Commission as Exhibit (d)(3) to Schedule TO (a "Warrant Relinquishment and Release Agreement"), and to use its commercially reasonable efforts to cause all holders of warrants to execute prior to the Expiration Date a Warrant Relinquishment and Release Agreement. At the Expiration Date, Purchaser shall cause such holders who have previously delivered a Warrant Relinquishment and Release Agreement to be paid the cash amount equal to the product of (i) the number of Shares subject to each such warrant and (ii) the amount by which the Per Share Amount exceeds the exercise price per share of Shares subject to each such warrant, less any required withholding taxes. If a warrant holder fails to deliver a Warrant Relinquishment and Release Agreement prior to the Expiration Date, such holder's warrants (the "Outstanding Warrants") will, in accordance with the terms and conditions of the Outstanding Warrants, be converted without any action on the part of the holder thereof into the right to receive Merger Consideration upon the exercise of the Outstanding Warrants in accordance with, and within the time period prescribed by, the Outstanding Warrants. The Purchaser agreed in the Merger Agreement to pay or cause to be paid to each holder of Outstanding Warrants, the Merger Consideration, less any required withholding taxes, as promptly as practicable after receiving a valid exercise of the Outstanding Warrants by the holder thereof. If warrants to purchase Shares are exercised by holders prior to the Effective Time, such holders shall receive certificates evidencing the Shares underlying the warrants and may surrender such certificates at the Effective Time for payment in cash as provided in the Merger Agreement.

        Conduct of Business by North Coast Pending the Merger.    North Coast agreed in the Merger Agreement that, between the date of the Merger Agreement and the Effective Time, the businesses of North Coast and its subsidiaries will be conducted only in the ordinary course of business, and North

Coast will use its commercially reasonable efforts to preserve substantially intact the business organization of North Coast and its subsidiaries and to preserve the current relationships of North Coast and its subsidiaries with customers, vendors and other persons with which North Coast or any of its subsidiaries has significant business relations.

        The Merger Agreement provides that, without limiting the generality of the limitations set forth above, except as expressly contemplated in the Merger Agreement, neither North Coast nor any of its subsidiaries will, between the date of the Merger Agreement and the Effective Time, do any of the following without the prior written consent of EXCO or Purchaser:

        (a)   adjust, split, combine, divide, purchase or otherwise acquire directly or indirectly or reclassify any shares of its capital stock;

        (b)   except for issuances of Shares upon the exercise of outstanding options previously granted under its Stock Option Plans or warrants, make, declare, set aside or pay any dividend or make any other distribution on, or directly or indirectly issue, sell, pledge, grant, redeem, repurchase or otherwise acquire, any shares of its capital stock, any securities or obligations convertible into or exchangeable for any shares of its capital stock or any ownership interest in any shares of its capital stock, or any options, warrants or other rights to acquire any shares of its capital stock;

        (c)   grant any stock appreciation rights or other rights to share in the equity value of North Coast;

        (d)   agree to, or make any commitment to, take any of the actions prohibited by this section titled "Conduct of business by North Coast pending the Merger."

        (e)   make any changes in its Certificate of Incorporation or By-laws;

        (f)    acquire, sell, lease, encumber, transfer or dispose of any of its assets outside the ordinary course of business, except pursuant to obligations in effect on the date of the Merger Agreement;

        (g)   incur any long-term indebtedness for borrowed money or guarantee any indebtedness or issue or sell debt securities or warrants or rights to acquire any debt securities or guarantee (or become liable for) any debt of others, or make any loans, advances or capital contributions or mortgage, pledge or otherwise encumber any of its material assets or create or suffer any material lien thereupon, except in the ordinary course of business, consistent with prior practice, or pursuant to obligations in effect on the date of the Merger Agreement;

        (h)   pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than any payment, discharge or satisfaction (i) in the ordinary course of business consistent with past practice; (ii) in connection with the transactions contemplated by the Merger Agreement; or (iii) of liabilities reflected or reserved against in, or contemplated by, North Coast's financial statements (including the notes thereto);

        (i)    change any of its accounting principles, methods or practices (except as required by generally accepted accounting principles);

        (j)    except as required by law or contemplated by the Merger Agreement (i) enter into, adopt, amend or terminate any employee benefit plan or any agreement, arrangement, plan or policy between North Coast and one or more of its directors or executive officers or (ii) except for normal increases in the ordinary course of North Coast's business consistent with past practice, increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any plan and arrangement as in effect as of the date of the Merger Agreement;

        (k)   intentionally take, or enter into an agreement to take, any action that would result in any of the conditions to the Offer or the conditions to the Merger not being satisfied;

        (l)    sell, transfer, assign, dispose of or encumber any of North Coast's oil and gas interests represented in the Reserve Report delivered to EXCO by North Coast (the "Reserve Report"), or enter into any agreement or commitment with respect to any such sale, transfer, assignment, disposition or encumbrance, except for the sale, transfer, assignment, disposition or encumbrance of any of North Coast's oil and gas interests having an aggregate discounted present value in the Reserve Report of less than $100,000 for an individual property and $250,000 in the aggregate;

        (m)  incur or become contingently liable for any indebtedness (including capital lease obligations) or guarantee any indebtedness, or redeem, purchase or acquire or offer to redeem, purchase or acquire any debt, other than the incurrence of accounts payable in the ordinary course and consistent with past practice and other ordinary course transactions not to exceed $50,000;

        (n)   acquire or agree to acquire any assets, except supplies, materials, and field and pool vehicles acquired in the ordinary course and consistent with past business practice;

        (o)   modify or amend any of its existing agreements or enter into any new agreement with North Coast's financial advisors or other similar consultants, including without limitation, RWB;

        (p)   elect not to participate in any well to which proven reserves (as identified in the Reserve Report) have been attributed in the Reserve Report proposed pursuant to any existing net profits agreement or joint operating agreement, except that where the applicable authorization for expenditure exceeds $100,000 net to North Coast's interest and EXCO fails to approve such expenditure, North Coast will not be deemed to be in default of this restriction for its failure to participate in such well;

        (q)   (i) acquire (including by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or any division thereof or any significant amount of assets, except for purchases of inventory in the ordinary course of business consistent with past practice; (ii) incur any indebtedness for borrowed money other than draws under North Coast's existing revolving credit facility or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, or make any loans or advances; (iii) except as provided in (p) above, enter into any contract or agreement other than in the ordinary course of business and consistent with past practice; (iv) issue any authorization for expenditure or authorize any other individual capital expenditure in excess of $100,000 net to the North Coast's interest; or (v) except as provided in (p) above, enter into or amend any contract, agreement, commitment or arrangement with respect to any of the foregoing;

        (r)   commence, settle or compromise any material tax liability, make or file an amendment to any tax return including a claim for refund of taxes, make, change or rescind any material tax election or materially accelerate income or delay deductions or;

        (s)   amend, modify or consent to the termination of any material contract, or amend, waive, modify or consent to the termination of North Coast's or any of its subsidiaries' material rights under such contracts;

        (t)    commence or settle any material litigation, suit, claim, action, proceeding or investigation except to enforce the Merger Agreement or in connection with the transactions contemplated thereby;

        (u)   enter into, or commit or agree to enter into, any futures, hedge, swap, collar, put, call, floor, cap, option or other contracts that are intended to benefit from, relate to or reduce or eliminate the risk of fluctuations in the price of commodities, including hydrocarbons or securities, other than fixed price natural gas sales contracts entered into in the ordinary course consistent with past practice with a value not to exceed $100,000, except as provided in the Merger Agreement; or

        (v)   publicly announce an intention, agree to, or make any commitment to, take any of the above actions.

        Stockholders' Meeting.    Pursuant to the Merger Agreement, North Coast, acting through the Board, will, if required by applicable law in order to consummate the Merger, duly call, give notice of, convene and hold an annual or special meeting of its stockholders (the "Stockholders' Meeting") as promptly as practicable following consummation of the Offer for the purpose of considering and taking action on the Merger Agreement and the Merger. If Purchaser acquires at least a majority of the outstanding Shares, Purchaser will have sufficient voting power to approve the Merger, even if no other stockholder votes in favor of the Merger.

        Proxy Statement.    The Merger Agreement provides that North Coast will, if approval of North Coast's stockholders is required by applicable law to consummate the Merger, promptly following consummation of the Offer, prepare and file with the Commission under the Exchange Act, and use its commercially reasonable efforts to have cleared by the Commission, a proxy statement (the "Proxy Statement") with respect to the Stockholders' Meeting and will cause the Proxy Statement and all required amendments and supplements thereto to be mailed to stockholders of North Coast at the earliest practicable time. North Coast has agreed to include in the Proxy Statement, and not subsequently withdraw or modify in any manner adverse to Purchaser or EXCO, the recommendation of the Board that the stockholders of North Coast approve and adopt the Merger Agreement and the transactions contemplated thereby and to use its commercially reasonable efforts to obtain such approval and adoption, unless the withdrawal of the Board's recommendation is necessary for the Board to act in a manner consistent with its fiduciary duties. The Merger Agreement also provides that, if Purchaser acquires at least 90% of the then-outstanding Shares, EXCO, Purchaser and North Coast will take all necessary and appropriate action to cause the Merger to become effective, in accordance with Delaware Law, as promptly as reasonably practicable after such acquisition, without a meeting of North Coast's stockholders.

        North Coast Board Representation.    The Merger Agreement provides that, promptly upon the payment by the Purchaser for Shares pursuant to the Offer representing at least the number of Shares that will satisfy the Minimum Condition, Purchaser will be entitled to designate up to such number of directors, rounded up to the next whole number, on the Board as will give Purchaser representation on the Board equal to the product of the total number of directors on the Board (giving effect to the directors elected pursuant to the provision described in this paragraph), multiplied by the percentage that the aggregate number of Shares beneficially owned by EXCO or any affiliate of EXCO following such purchase bears to the total number of Shares then-outstanding, and North Coast will, at EXCO's request, promptly take all actions necessary to cause EXCO's designees to be elected as directors of North Coast, including seeking the resignations of existing directors. North Coast further agreed in the Merger Agreement that, until the Effective Time, North Coast will use its commercially reasonable efforts to ensure that at least two members of the Board as of the date of the Merger Agreement will remain members of the Board (the "Continuing Directors"). The Merger Agreement further provides that, if prior to the Effective Time, the number of Continuing Directors is reduced below two because of death, disability or resignation, the remaining Continuing Director will be entitled to designate an individual to fill the resulting vacancy, and the designee shall be deemed to be a Continuing Director. If the vacancy is not or cannot be filled by the remaining Continuing Director, EXCO may cause the vacancy (or vacancies, if more than one)) to be filled by an individual who is not an officer, director, designee or affiliate of either EXCO or Purchaser (the "Unaffiliated Directors").

        The Merger Agreement provides that, following the election or appointment of Purchaser's or EXCO's designees in accordance with the provisions described above and prior to the Effective Time, any amendment or modification of the Certificate of Incorporation or By-laws of North Coast, any amendment, modification or waiver by North Coast of any of the provisions of the Merger Agreement, or the approval of any other action of North Coast that would materially adversely affect the interests of the stockholders of North Coast (other than EXCO and Purchaser) will require the concurrence of a majority of the Continuing Directors and Unaffiliated Directors.

        Access to Information.    Pursuant to the Merger Agreement, until the Effective Time, North Coast has agreed to afford to EXCO's and Purchaser's accountants, counsel and other representatives, reasonable access, during normal business hours during the period prior to the Effective Time or the earlier termination of the Merger Agreement, to all of the properties, books, contracts, commitments and records (including the working papers of the independent auditors in connection with their audits or other services provided) of North Coast, and, during such period, North Coast will furnish promptly to EXCO a copy of each report, schedule and other document filed or received by North Coast pursuant to the requirements of federal and state securities laws. EXCO and Purchaser (and their affiliates) have agreed that they will not use for their benefit information concerning North Coast's business, properties and personnel received in the course of negotiating the Merger Agreement, and will hold all information in strict confidence.

        Directors' and Officers' Liability Insurance.    Pursuant to the Merger Agreement, EXCO agreed to maintain, for a period of at least six years after the Effective Time, the current policies of directors' and officers' liability insurance maintained by North Coast, or substitute policies providing at least the same coverage and amounts and containing terms and conditions which are not less advantageous, relating to claims arising from facts or events which occurred at or prior to the Effective Time.

        No Solicitation of Transactions.    North Coast has agreed that, from the date of the Merger Agreement until the earlier of the Effective Time or the termination of the Merger Agreement, North Coast will not, and will not permit any of its subsidiaries to, nor will North Coast authorize or permit any of its (or its subsidiaries) directors, officers, employees, agents, advisors or representatives to directly or indirectly do any of the following: (i) solicit, initiate or encourage or otherwise intentionally facilitate (including by way of furnishing information) the submission of, any inquiries, proposals or offers from any person relating to a merger, consolidation, acquisition of a substantial portion of the assets or capital stock of, recapitalization, liquidation or similar transaction involving North Coast (an "Acquisition Proposal"), (ii) enter into an agreement (other than confidentiality agreements in accordance with the following provisos) with respect to any Acquisition Proposal, or (iii) enter into, engage in, or participate or continue in, any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably by expected to lead to, any Acquisition Proposal. North Coast has also agreed that, upon becoming aware of any of the actions set forth in the preceding sentence, it will take all reasonable actions to stop such person from continuing to take such action.

        Pursuant to the Merger Agreement, North Coast may, however (in response to an unsolicited written request received without any initiation, encouragement, discussion or negotiation by North Coast or any representative of North Coast) furnish information to any person, pursuant to a written confidentiality agreement on terms substantially the same as the confidentiality agreement entered into between EXCO and North Coast, and may participate in discussions with the person concerning an Acquisition Proposal if the person has submitted a proposal superior to the Merger (a "Superior Proposal"). If the Board is unable to determine whether an unsolicited request constitutes a Superior Proposal, the Board may make inquiry of the person to collect such information as would enable the Board to determine whether or not such request accompanies or constitutes a Superior Proposal.

        The Merger Agreement provides that any violation, by North Coast or any of its representatives, of the non-solicitation restrictions described above, whether or not such person is purporting to act on behalf of North Coast, will be deemed to be a material breach of the Merger Agreement by North Coast. Upon any violation, North Coast must immediately cease such action and must cause to be terminated any existing solicitation, initiation, encouragement, activity, discussion or negotiation with any parties conducted prior to the date of the Merger Agreement by North Coast or any of its representatives relating to any Acquisition Proposal existing on the date of the Merger Agreement.

        North Coast also has agreed that neither the Board nor any committee thereof will, unless the Merger Agreement is terminated, (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to EXCO or Purchaser, the approval or recommendation by the Board or any committee of the Merger Agreement, the Merger or the Offer or take any action having such effect unless the Board or such committee determines in good faith that the Merger Agreement, the Merger or the Offer is no longer in the best interests of North Coast's stockholders and that the withdrawal or modification is, therefore, required in order to satisfy its fiduciary duties or (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal. The Merger Agreement provides that, notwithstanding the foregoing, in the event the Board receives a Superior Proposal, the Board may withdraw or modify its approval or recommendation of the Merger Agreement, the Merger or the Offer and may (subject to the following sentence and after the payment of a termination fee, if applicable) terminate the Merger Agreement, in each case at any time after midnight on the third business day following EXCO's receipt of written notice advising EXCO that the Board has received a Superior Proposal.

        In the Merger Agreement, North Coast has also agreed that, within 24 hours of receiving any Acquisition Proposal, North Coast will notify EXCO of the existence of the Acquisition Proposal, and that North Coast will keep EXCO informed of the status and terms of any Acquisition Proposal. However, the Merger Agreement provides that nothing will prohibit North Coast from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) under the Exchange Act following North Coast's receipt of an Acquisition Proposal.

        Employee Matters.    Pursuant to the Merger Agreement, EXCO has agreed to cause the Surviving Corporation to honor, pay and perform all of the liabilities and obligations of North Coast or any of its subsidiaries under (i) employment, retention, severance, indemnity, termination or similar agreements with any current or former officer, director or other employee of North Coast or any of its subsidiaries, and (ii) each incentive compensation, deferred compensation or other equity based plan covering any director, officer or other employee of North Coast and its subsidiaries. EXCO has also agreed to cause any bonus or other incentive compensation payable to any officer or employee of North Coast or its subsidiaries for the fiscal year 2003 to be determined under the terms of the applicable bonus or incentive compensation plans of North Coast or any of its subsidiaries in effect as of the date of the Merger Agreement.

        In the Merger Agreement, EXCO has also agreed that, from the Effective Time until at least December 31, 2004, EXCO will cause the Surviving Corporation to either (i) maintain the total package of employee compensation, benefits and welfare plans provided by North Coast and its subsidiaries immediately prior to the Effective Time, or (ii) replace all or any such programs with a substantially similar aggregate package of compensation, benefits and welfare plans maintained for similarly situated employees of EXCO.

        EXCO has also agreed that, after the Effective Time, if any current or former officer or employee of North Coast or its subsidiaries becomes eligible to participate in any compensation or benefit plan, agreement or arrangement maintained by EXCO or Purchaser, EXCO will cause (i) all service of such current or former officer or employee completed prior to the Effective Time with North Coast or any of its subsidiaries to be recognized under such plan, agreement or arrangement for eligibility and vesting purposes thereof, (ii) to be waived, any exclusions for pre-existing conditions of any current or former officer or employee and his or her dependents, and (iii) to be recognized, all co-payments, deductibles or similar amounts or costs incurred by any current officer or employee under a comparable plan, agreement or arrangement of North Coast, any subsidiary of North Coast or the Surviving Corporation during the plan year in which such officer or other employee commences participation in an applicable benefit plan, agreement or arrangement of EXCO or any of its subsidiaries.

        Directors' and Officers' Indemnification.    In the Merger Agreement, EXCO agrees to cause the Certificate of Incorporation and By-laws of the Surviving Corporation to contain the same provisions relating to indemnification as set forth in the Certificate of Incorporation and By-laws of North Coast on the date of the Merger Agreement, and EXCO has agreed not to amend, repeal or otherwise modify these provisions for a period of six years after the Effective Time. In the Merger Agreement, EXCO also guaranteed the obligations of the Surviving Corporation relating to the indemnification obligations contained in the Certificate of Incorporation or By-laws of the Surviving Corporation.

        The Merger Agreement also provides that, after the Effective Time, EXCO and the Surviving Corporation will indemnify, to the fullest extent permitted by the Delaware Law, each former officer or director of North Coast or its subsidiaries against any loss, damage, liability, cost or expense incurred in connection with any claim, action, suit, proceeding or investigation which is based on or arises out of the actions, conduct or omissions of the officer or director in his or her capacity as an officer or director, or in any other capacity in which he or she was serving at the request of North Coast or any of its subsidiaries. In the Merger Agreement, EXCO has also agreed that EXCO or the Surviving Corporation will pay any expenses incurred by any officer or director in advance of the final disposition of any claim to the fullest extent permitted by the Delaware Law.

        The Merger Agreement further provides that if North Coast, EXCO or the Surviving Corporation or any of their respective successors or permitted assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision will be made so that the successors and assigns of EXCO or the Surviving Corporation will assume the foregoing indemnity obligations.

        Further Action; Commercially Reasonable Efforts.    In the Merger Agreement, each of the parties agreed to use its commercially reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by the Offer, the Merger and the Merger Agreement.

        The Merger Agreement further provides that each of the parties will cooperate and use its commercially reasonable efforts to defend against any action, suit, proceeding or investigation that would restrict, prevent or prohibit consummation of the Merger or would have the effect of making the purchase of the Shares illegal.

        Representations and Warranties.    The Merger Agreement contains various customary representations and warranties of the parties thereto including, among others, representations by North Coast as to the absence of certain changes or events concerning North Coast's business, oil and gas agreements, properties, compliance with law, filings and financial statements, litigation, employee benefit plans, labor and employment matters, property and leases, intellectual property, environmental matters, taxes, material contracts, customers and suppliers, insurance and brokers.

        Conditions to the Merger.    Under the Merger Agreement, the respective obligations of each party to effect the Merger are subject to the satisfaction, at or prior to the Effective Time, of the following conditions:

        (a)   if and to the extent required by applicable law, the transactions contemplated by the Merger Agreement have been duly approved by the vote of the stockholders of North Coast;

        (b)   Purchaser has accepted for payment and paid for Shares in an amount sufficient to meet the Minimum Condition and otherwise pursuant to the Offer in accordance with the terms of the Merger Agreement, except that this condition will not apply to the obligation of EXCO or Purchaser if North Coast is in breach of the Merger Agreement.

        (c)   The consummation of the Merger is not restrained, enjoined or prohibited by any governmental entity and there has not been any law enacted, adopted or promulgated by any governmental entity which prevents the consummation of the Merger or has the effect of making the purchase of the Shares illegal.

        Termination.    The Merger Agreement provides that it may be terminated and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding approval of the Merger Agreement by the stockholders of North Coast (with any termination by EXCO also being an effective termination by Purchaser):

        (a)   by the mutual written consent of EXCO and North Coast, by action of their respective boards of directors;

        (b)   by North Coast if (i) EXCO or Purchaser fails to commence the Offer on or before December 5, 2003, or (ii) EXCO or Purchaser have not accepted for payment and paid for Shares pursuant to the Offer in accordance with the terms of the Merger Agreement on or before 90 calendar days after commencement of the Offer, provided that North Coast is not then in material breach of the Merger Agreement;

        (c)   by EXCO or North Coast if the Offer is terminated or withdrawn pursuant to its terms without any Shares being purchased, provided that the party seeking termination is not then in material breach of the Merger Agreement;

        (d)   by EXCO or North Coast if any governmental entity has issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the acceptance for payment of, or payment for, Shares pursuant to the Offer or the Merger and such order, decree or ruling or other action has become final and nonappealable, provided that the party seeking to terminate the Merger Agreement has used its commercially reasonable efforts to remove or lift such order, decree or ruling;

        (e)   by North Coast if, prior to the acceptance for payment of Shares pursuant to the Offer, the Board approves a Superior Proposal and North Coast has made full payment of any termination fees, if applicable; or

        (f)    by EXCO prior to the purchase of Shares pursuant to the Offer, if the Board has (i) withdrawn or modified (including by amendment of the Schedule 14D-9) in any manner adverse to EXCO or Purchaser its approval or recommendation of the Offer, the Merger Agreement or the Merger, (ii) issued a notice of a Superior Proposal or (iii) approved or recommended a Superior Proposal.

        (g)   by EXCO if Nuon Energy & Water has not delivered duly executed copies of the (i) Stock Tender Agreement, as described below under the section entitled "Stock Tender Agreement," (ii) Escrow Agreement, as described below under the section entitled "Escrow Agreement," (iii) Unconditional Guaranty Agreement, as described below under the section entitled "Unconditional Guarantee Agreement," and (iv) opinion of Fried Frank Harris Shriver & Jacobson or another law firm reasonably acceptable to EXCO on or prior to the seventh calendar day following filing with the Commission of the Schedule TO.

        (h)   by (i) North Coast if EXCO at any time fails to perform in any material respect or comply in any material respect with any of its obligations, covenants or agreements under Section 6.5 of the Merger Agreement which pertains to EXCO's covenant to have sufficient funds to permit Purchaser to consummate the Offer and the Merger or (ii) by North Coast, EXCO or Purchaser if EXCO is unable to (or notifies North Coast that EXCO will be unable to) fund the payment for any Shares tendered in the Offer on the Expiration Date.

        Effect of Termination.    The Merger Agreement provides that in the event of the termination of the Merger Agreement, the Merger Agreement will forthwith become void and have no effect, and there will be no liability on the part of any party thereto or its directors, officers or stockholders, except as described below under the section entitled "Fees." The Confidentiality Agreement will, however, survive any termination of the Merger Agreement.

        Fees.    The Merger Agreement provides that if the Merger Agreement is terminated pursuant to the termination provisions described (i) in (e) or (f) above prior to completion of the deliveries contemplated in (g) or terminated pursuant to the terms of (g), then North Coast will pay EXCO's and Purchaser's costs and expenses not exceeding $4,500,000 or (ii) in (e) or (f) above after completion of the deliveries contemplated in (g), then North Coast will pay EXCO's and Purchaser's costs and expenses, not exceeding $1,300,000, incurred in connection with the Offer, the Merger Agreement and the transactions contemplated by the Merger Agreement.

        The Merger Agreement also provides that, in the event the Merger Agreement is terminated (i) by North Coast pursuant to the termination provisions described above in (e), or (ii) by EXCO pursuant to the termination provisions described above in (f) or (g), then North Coast shall, within one business day after termination of the Merger Agreement, pay EXCO an amount equal to $6,000,000.

        The Merger Agreement also provides that, in the event the Merger Agreement is terminated by North Coast, EXCO or Purchaser pursuant to the termination provisions described above in (h) and the failure of EXCO or Purchaser to accept for payment or pay for the Shares is due solely to EXCO or Purchaser being unable to fund its purchase of the Shares or EXCO or Purchaser fails to comply with its covenants in Section 6.5 of the Merger Agreement, then EXCO must, within one (1) business day after such termination, pay North Coast an amount equal to $6,000,000 and aggregate expenses not exceeding $1,300,000.

        Except as described in this Section "Fees," all costs and expenses incurred in connection with the Offer, the Merger Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring such expenses, whether or not the Merger is consummated. If North Coast fails to pay the Fee, it is also obligated to pay interest on such unpaid Fee, commencing on the date that the Fee became due, at a rate equal to the rate of interest publicly announced by Citibank, N.A., from time to time, as such bank's base rate plus 200 basis points.

        The Merger Agreement may be amended by North Coast, EXCO and Purchaser at any time before or after any approval of the Merger Agreement by the stockholders of North Coast but, after the approval of the Merger Agreement by the stockholders of North Coast, no amendment may be made which decreases the Merger Consideration or which adversely affects the rights of North Coast's stockholders under the Merger Agreement without the approval of North Coast's stockholders. The Merger Agreement may be amended only by an instrument in writing signed on behalf of all the parties.

        Pursuant to the Merger Agreement, EXCO and Purchaser, on the one hand, and North Coast, on the other hand, may (i) extend the time for the performance of any of the obligations or other acts of the other, (ii) waive any inaccuracies in the representations and warranties contained in the Merger Agreement of the other or in any document, certificate or writing delivered pursuant to the Merger Agreement by the other or (iii) waive compliance by the other with any of the agreements or conditions. The Merger Agreement provides that any agreement on the part of any party to any extension or waiver of any provision of the Merger Agreement will be valid only if set forth in an instrument in writing signed on behalf of such party.

Stock Tender Agreement

        The following summary of certain provisions of the Stock Tender Agreement is qualified in its entirety by reference to the Stock Tender Agreement itself, which is incorporated herein by reference and a copy of which has been filed with the SEC as Exhibit (d)(4) to the Schedule TO. Stockholders and other interested parties should read the Stock Tender Agreement in its entirety for a more complete description of the provisions summarized below.

        As a condition and inducement to EXCO's and the Purchaser's willingness to enter into the Merger Agreement, Nuon Energy & Water negotiated and has agreed (subject to the supervisory board approval of its ultimate parent) to enter into and deliver a Stock Tender Agreement with EXCO and the Purchaser (the "Stock Tender Agreement") within seven (7) days after the Schedule TO is filed with the Commission. The Stock Tender Agreement provides for the tender into the Offer of all Shares held by Nuon Energy & Water which represent approximately 85.6% of the issued and outstanding Shares and, in addition, requires that Nuon Energy & Water tender Shares acquired after the date of the Stock Tender Agreement, whether upon the exercise of warrants or options to acquire Shares or otherwise. If Nuon Energy & Water fails to execute and deliver the Stock Tender Agreement, then EXCO may terminate the Merger Agreement and the Offer and the Merger.

        Shares subject to the Stock Tender Agreement must be validly tendered into the Offer as promptly as practicable, and in any event no later than the fifth business day, following the commencement of the Offer (except for those Shares issued upon the exercise of options, warrants or other rights to acquire Shares after such date, which shall be validly tendered, or caused to be validly tendered, as promptly as practicable following such exercise) and receipt of the applicable tender offer documentation. Nuon Energy & Water may not withdraw any Shares so tendered unless the Stock Tender Agreement is terminated in accordance with its terms or the Offer is terminated or has expired without the Purchaser purchasing all Shares validly tendered in the Offer and not withdrawn. Notwithstanding the foregoing, Nuon Energy & Water may decline to tender, or may withdraw, any and all of such stockholder's Shares if, without the consent of such stockholder, the Purchaser amends the Offer to (i) reduce the Per Share Amount, (ii) reduce the number of Shares subject to the Offer, (iii) change the form of consideration payable in the Offer, (iv) reduce the percentage required for the Minimum Condition or (v) amend or modify any term or condition of the Offer in a manner adverse to the stockholders of North Coast (other than insignificant changes or amendments or other than to waive any condition).

        Prior to the termination of the Stock Tender Agreement and except as otherwise provided therein, Nuon Energy & Water will not:

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  transfer, assign, sell, gift-over, pledge, hypothecate, encumber or otherwise dispose of, or consent to any of the foregoing ("Transfer"), any or all of the Shares, options, warrants or other rights to acquire Shares or any right or interest therein;

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  enter into any contract, option or other agreement, arrangement or understanding with respect to any Transfer;

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  grant any proxy, power-of-attorney or other authorization or consent with respect to any of the Shares;

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  deposit any of the Shares into a voting trust, or enter into a voting agreement or arrangement with respect to any of the Shares; or

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  take any other action that would in any way restrict, limit or interfere with the performance of Nuon Energy & Water's obligations hereunder or the transactions contemplated hereby or make any representation or warranty of Nuon Energy & Water untrue or incorrect.

        Nuon Energy & Water agreed that it will not, directly or indirectly, (i) solicit, initiate, endorse, accept or encourage the submission of any Acquisition Proposal, or (ii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or otherwise cooperate in any way with respect to, or participate in, assist, facilitate, endorse or encourage any proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal, except that any employee of Nuon Energy & Water is not precluded from acting in his or her capacity as an officer or director of North Coast, or taking any action in such capacity (including at the direction of the Board), but only in either such case as and to the extent permitted by the Merger Agreement. Nuon Energy & Water also agreed to immediately cease participating in any discussions or negotiations with any parties that may be ongoing with respect to an Acquisition Proposal existing on the date of the Stock Tender Agreement.

        The Stock Tender Agreement, and all rights and obligations of the parties thereunder, will terminate immediately upon the earlier to occur of (1) the termination of the Merger Agreement by North Coast in accordance with its terms and (2) the Effective Time of the Merger.

Unconditional Guaranty Agreement

        The following summary of certain provisions of the Unconditional Guaranty Agreement is qualified in its entirety by reference to the Unconditional Guaranty Agreement itself, which is incorporated herein by reference and a copy of which has been filed with the Commission as Exhibit (d)(5) to the Schedule TO. Stockholders and other interested parties should read the Unconditional Guaranty Agreement in its entirety for a more complete description of the provisions summarized below.

        In connection with the performance by Nuon Energy & Water of its obligations under the Merger Agreement, EXCO and n.v. NUON, a Dutch company and the ultimate parent company of Nuon Energy & Water, must enter into and deliver within seven (7) days after the Schedule TO is filed with the Commission, an Unconditional Guaranty Agreement in the form attached as Exhibit (d)(5) to the Schedule TO. In the Unconditional Guaranty Agreement, n.v. NUON unconditionally and irrevocably guarantees the performance by Nuon Energy & Water of all of the obligations of Nuon Energy & Water under the Merger Agreement, the Escrow Agreement, described below, and the Stock Tender Agreement. Pursuant to the Unconditional Guaranty Agreement, if Nuon Energy & Water fails to pay or perform any of its obligations under the Merger Agreement, the Escrow Agreement, or the Stock Tender Agreement, then Nuon Energy & Water shall be liable for immediate performance of such obligation and, after 10 days' prior written notice to n.v. NUON of Nuon Energy & Water's failure, EXCO may proceed directly against n.v. NUON for satisfaction of the obligations of Nuon Energy & Water.

        The Unconditional Guaranty Agreement contains various representations and warranties of n.v. NUON including, among others, representations by n.v. NUON as to its organization and good standing, its authority to enter into the Unconditional Guaranty Agreement, and its ownership of Nuon Energy & Water. If n.v. NUON fails to execute and deliver the Unconditional Guaranty Agreement, then EXCO may terminate the Merger Agreement.

Escrow Agreement

        The following summary of certain provisions of the Escrow Agreement is qualified in its entirety by reference to the Escrow Agreement itself, which is incorporated herein by reference and a copy of which has been filed with the Commission as Exhibit (d)(6) to the Schedule TO. Stockholders and other interested parties should read the Escrow Agreement in its entirety for a more complete description of the provisions summarized below.

        In connection with the Merger Agreement, Nuon Energy & Water (subject to the supervisory board approval of its ultimate parent) must also enter into and deliver within seven (7) days after the Schedule TO is filed with the Commission, an Escrow Agreement with EXCO and Citibank, N.A., as escrow agent, providing for the escrow of funds to pay taxes due as a result of the Merger and in the form attached as Exhibit D to the Schedule TO. The Escrow Agreement provides that, at the time EXCO makes payment for the shares of North Coast common stock tendered pursuant to the Offer, Nuon Energy & Water will deposit with the escrow agent $50,000,000, representing a portion of the amount due Nuon Energy & Water for shares of North Coast common stock it tendered pursuant to the Offer. Prior to the payment of taxes attributable to the Section 338(h)(10) election, the escrow agent will invest the escrowed funds as instructed by Nuon Energy & Water.

        Upon the calculation of taxes attributable to the Section 338(h)(10) election, EXCO and Nuon Energy & Water will deliver joint instructions to the escrow agent to disburse, directly to the taxing authority, the amounts of all taxes due. After payment of all taxes attributable to the Section 338(h)(10) election, EXCO and Nuon Energy & Water will deliver joint instructions to the escrow agent to release to Nuon Energy & Water any remaining escrowed funds still held by the escrow agent. If EXCO and Nuon Energy & Water are unable to agree to the remaining balance of the escrowed funds to be released to Nuon Energy & Water after payment of all taxes, EXCO and Nuon Energy & Water will refer the dispute to Ernst & Young LLP (or another "Big Four" accounting firm if Ernst & Young is employed, hired or retained by EXCO, North Coast or Nuon Energy & Water), which will provide a final and binding resolution as to the distribution of the remaining escrowed funds.

        The Escrow Agreement contains standard limitations on the duties, responsibilities, obligations and liabilities of the escrow agent, including, among other things, limits on the escrow agent's obligations to expend its own funds, limits on the escrow agent's liability for losses incurred as a result of action taken by the escrow agent, limits on the escrow agent's liability for losses resulting from occurrences beyond the control of the escrow agent, and limits on the escrow agent's liability for any order, judgment, decree, writ or other judicial or administrative process affecting the escrowed funds. In the Escrow Agreement, EXCO and Nuon Energy & Water grant to the escrow agent a security interest in all of the escrowed funds, as security for the performance by EXCO and Nuon Energy & Water of their obligations under the Escrow Agreement. In addition, EXCO and Nuon Energy & Water have agreed to indemnify the escrow agent for any claims, losses, liabilities, costs, damages and expenses incurred by the escrow agent arising from or in connection with the Escrow Agreement. Under the Escrow Agreement, Nuon Energy & Water is required to pay the fees of the escrow agent.

        If Nuon Energy & Water fails to execute and deliver the Escrow Agreement, then EXCO may terminate the Merger Agreement.

Irrevocable Instruction of Seller to Paying Agent

        The following is a summary of certain provisions of the Irrevocable Instruction of Seller to Paying Agent (the "Payment Instruction Letter"). This summary is qualified in its entirety by reference to the Payment Instruction Letter, which is incorporated herein by reference, and a copy of which has been filed with the Commission as Exhibit (d)(7) to the Schedule TO. The Payment Instruction Letter is to be issued by Nuon Energy & Water to the Depositary irrevocably instructing the depositary to pay amounts in respect of Shares tendered pursuant to the Letter of Transmittal to (i) Citibank, N.A. in the amount of $50,000,000 and (ii) to pay the balance of the funds due to Nuon Energy & Water to a bank to be designated by Nuon Energy & Water.

Confidentiality Agreement

        The following is a summary of certain provisions of the Letter Agreement relating to confidentiality dated June 13, 2003 (the "Confidentiality Agreement") between EXCO and RWB, as agent for North Coast. This summary is qualified in its entirety by reference to the Confidentiality Agreement, which is incorporated herein by reference, and a copy of which has been filed with the Commission as Exhibit (d)(8) to the Schedule TO. The Confidentiality Agreement may be examined and copies may be obtained at the places set forth in "Section 7. Certain Information Concerning North Coast."

        EXCO agreed in the Confidentiality Agreement to utilize the Evaluation Material (as defined below) only for the purpose of evaluating a transaction between EXCO and North Coast and in no way directly or indirectly detrimental to North Coast. In particular, EXCO agreed that for a period of two years from the date of the Confidentiality Agreement EXCO will not knowingly, as a result of knowledge or information obtained from the Evaluation Material or otherwise, (i) divert or attempt to divert any business or customer of North Coast or any of its affiliates, nor (ii) employ or attempt to employ or divert an employee of North Coast or any of its affiliates (subject to certain exceptions). EXCO also agreed in the Confidentiality Agreement not to disclose the Evaluation Material to any third party, with certain exceptions, and to direct all employees and third party consultants to whom EXCO provides access to the Evaluation Material not to disclose such Evaluation Material or the fact that any discussions or negotiations are taking place between the parties and to remain liable for any unauthorized disclosure or use of Evaluation Material by such employees or third party consultants notwithstanding such direction.

        The restrictions on use and disclosure of the Evaluation Material set out in the Confidentiality Agreement will continue until June 13, 2005.

        The parties to the Confidentiality Agreement agreed that, except with respect to the matters specifically addressed in the Confidentiality Agreement, unless and until they execute and deliver a definitive agreement concerning a transaction, (i) neither of them is under any obligation whatsoever with respect to each other whether by virtue of the Confidentiality Agreement or any other understanding or agreement, and (ii) North Coast may make, entertain or solicit similar offers from third parties or conduct any process with respect thereto, except that before June 13, 2005, EXCO may not participate directly or indirectly in any transaction pertaining to any publicly traded securities of North Coast that has not been approved by the Board.

        For purposes of the Confidentiality Agreement, "Evaluation Material" means all information, regardless of the form in which it is communicated or maintained (whether prepared by North Coast, RWB or otherwise) that contains or otherwise reflects information concerning North Coast that EXCO or EXCO's representatives may be provided by or on behalf of North Coast or RWB in the course of EXCO's evaluation of North Coast. Evaluation Material also includes all reports, analyses, notes or other information that are based on, contain or reflect any Evaluation Material, but excludes information that (i) is or becomes generally available to the public other than as a result of a disclosure by EXCO or any of EXCO's representatives or (ii) becomes available to EXCO on a non-confidential basis from another source that is not bound by a confidentiality agreement with or other contractual, legal or fiduciary obligation of confidentiality to North Coast or any of its affiliates.

11.   Purpose of the Offer; Plans for North Coast after the Offer and the Merger.

        Purpose of the Offer.    The Offer is being made pursuant to the Merger Agreement. The purpose of the Offer and the Merger is for EXCO to acquire control of, and the entire equity interest in, North Coast. The Offer, as the first step in the acquisition of North Coast, is intended to facilitate the acquisition of all of the Shares. The purpose of the Merger is for EXCO to acquire all Shares not purchased pursuant to the Offer. Upon consummation of the Merger, North Coast will become an indirect wholly owned subsidiary of EXCO.

        Under Delaware Law, the approval of the Board and the affirmative vote of the holders of a majority of the outstanding Shares is required to approve and adopt the Merger Agreement and the transactions contemplated thereby. The Board has determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interest of, the holders of Shares, has approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and has resolved to recommend that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer. Unless the Merger is consummated pursuant to the short-form merger provisions under Delaware Law described below, the only remaining required corporate action of North Coast is the approval and adoption of the Merger Agreement and the Merger by the affirmative vote of the holders of a majority of Shares. Accordingly, if the Minimum Condition is satisfied, Purchaser will have sufficient voting power to cause the approval and adoption of the Merger Agreement and the Merger without the affirmative vote of any other stockholder.

        In the Merger Agreement, North Coast has agreed to duly call, give notice of, convene and hold an annual or special meeting of its stockholders as promptly as practicable following consummation of the Offer for the purpose of considering and taking action on the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, if such action is required by Delaware Law in order to consummate the Merger. EXCO and Purchaser intend to vote all Shares owned by them and their subsidiaries in favor of the approval and adoption of the Merger Agreement and the Merger.

        The Merger Agreement provides that, promptly upon the payment by the Purchaser for Shares pursuant to the Offer representing at least such number of shares that will satisfy the Minimum Condition, Purchaser will be entitled to designate representatives to serve on the Board in proportion to Purchaser's ownership of Shares following such purchase. See "Section 10. Background of the Offer; the Merger Agreement and Related Agreements." Purchaser expects that such representation would permit Purchaser to exert substantial influence over North Coast's conduct of its business and operations.

        Short-Form Merger.    Under Delaware Law, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the then-outstanding Shares, Purchaser will be able to approve the Merger without a vote of North Coast's stockholders. In such event, EXCO, Purchaser and North Coast have agreed in the Merger Agreement to take all necessary and appropriate action to cause the Merger to become effective as promptly as reasonably practicable after such acquisition, without a meeting of North Coast's stockholders. If, however, Purchaser does not acquire at least 90% of the outstanding Shares pursuant to the Offer or otherwise and a vote of North Coast's stockholders is required under Delaware Law, a significantly longer period of time would be required to effect the Merger. In such event, Purchaser may, if possible, act by written consent to approve and adopt the Merger Agreement.

        Appraisal Rights.    No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, stockholders who have not tendered their Shares will have rights under Delaware Law to dissent from the Merger and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Stockholders who perfect such rights by complying with the procedures set forth in Section 262 of the Delaware Law ("Section 262") will have the "fair value" of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value from the Surviving Corporation. In addition, such dissenting stockholders would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares. In determining the fair value of the Shares, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court"

should be considered in an appraisal proceeding. The Weinberger court also noted that under Section 262, fair value is to be determined "exclusive of any element of value arising from the accomplishment or expectation of the merger." In Cede & Co. v. Technicolor, Inc., however, the Delaware Supreme Court stated that, in the context of a two-step cash merger, "to the extent that value has been added following a change in majority control before cash-out, it is still value attributable to the going concern," to be included in the appraisal process. As a consequence, the value so determined in any appraisal proceeding could be the same, more or less than the purchase price per Share in the Offer or the Merger Consideration.

        In addition, several decisions by Delaware courts have held that, in some circumstances, a controlling stockholder of a company involved in a merger has a fiduciary duty to other stockholders that requires that the merger be fair to such other stockholders. In determining whether a merger is fair to minority stockholders, Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there was fair dealing among the parties. The Delaware Supreme Court stated in Weinberger and Rabkin v. Philip A. Hunt Chemical Corp. that the remedy ordinarily available to minority stockholders in a cash-out merger is the right to appraisal described above. However, a damages remedy or injunctive relief may be available if a merger is found to be the product of procedural unfairness, including fraud, misrepresentation or other misconduct.

        EXCO does not intend to object, assuming the proper procedures are followed, to the exercise of appraisal rights by any stockholder and the demand for appraisal of, and payment in cash for the fair value of, Shares. EXCO intends, however, to cause the Surviving Corporation to argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of each Share is less than or equal to the Merger Consideration. In this regard, stockholders should be aware that opinions of investment banking firms as to the fairness from a financial point of view (including RWB) are not necessarily opinions as to "fair value" under Section 262.

        The foregoing summary of the rights of dissenting stockholders under Delaware Law does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any dissenters' rights under Delaware Law. The preservation and exercise of dissenters' rights require strict adherence to the applicable provisions of Delaware Law.

        Because holders of Shares do not have appraisal rights in connection with the Offer, no demand for appraisal under Section 262 should be made at this time. Not later than ten days following the Effective Time of the Merger, the Surviving Corporation in the Merger will notify the record holders of Shares as of the Effective Time of the consummation of the Merger and of the availability of and procedure for demanding appraisal rights.

        Going Private Transactions.    The Commission has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain "going private" transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which Purchaser seeks to acquire the remaining Shares not held by it or its affiliates. Purchaser believes that Rule 13e-3 will not be applicable to the Merger. Rule 13e-3 requires, among other things, that certain financial information concerning North Coast and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such transaction be filed with the Commission and disclosed to stockholders prior to consummation of the transaction.

        Plans for North Coast.    Except as disclosed in this Offer to Purchase, neither EXCO nor Purchaser has any present plans or proposals that would result in an extraordinary corporate transaction, such as a merger, reorganization, liquidation, purchase or sale or transfer of a material amount of assets, involving North Coast or any of its subsidiaries, or any material changes in North Coast's capitalization, corporate structure, business or composition of its management or the Board. EXCO will continue to evaluate and review North Coast and its business, assets, corporate structure, capitalization, operations, properties, policies, management and personnel with a view towards determining how optimally to realize any potential benefits which arise from the rationalization of the operations of North Coast with those of other business units and subsidiaries of EXCO. Such evaluation and review is ongoing and is not expected to be completed until after the consummation of the Offer and the Merger. If, as and to the extent that EXCO acquires control of North Coast, EXCO will complete such evaluation and review of North Coast and will determine what, if any, changes would be desirable in light of the circumstances and the strategic business portfolio which then exist. Such changes could include, among other things, restructuring North Coast through changes in North Coast's business, corporate structure, Certificate of Incorporation, By-laws, capitalization or management or could involve consolidating and streamlining certain operations and reorganizing other businesses and operations.

        Subject to the terms and conditions of the Confidentiality Agreement, EXCO, Purchaser or an affiliate of EXCO may, following the consummation or termination of the Offer, seek to acquire additional Shares through open market purchases, privately negotiated transactions, a tender offer or exchange offer or otherwise, upon such terms and at such prices as they may determine, which may be more or less than the price paid in the Offer.

12.   Dividends and Distributions.

        The Merger Agreement provides that North Coast will not, between the date of the Merger Agreement and the Effective Time, without the prior written consent of EXCO, (a) adjust, split, combine or reclassify any shares of its capital stock; (b) except for issuances of Shares upon the exercise of outstanding options granted under its Stock Option Plans, make, declare, set aside or pay any dividend or make any other distribution on, or directly or indirectly issue, sell, pledge, grant, redeem, repurchase or otherwise acquire, any shares of its capital stock, any securities or obligations convertible into or exchangeable for any shares of its capital stock, or any options, warrants or other rights to acquire any shares of its capital stock; (c) grant any stock appreciation rights or other rights to share in the equity value of North Coast; (d) acquire, sell, lease, encumber, transfer or dispose of any assets outside the ordinary course of business which are material to North Coast, except pursuant to obligations in effect on the date of the Merger Agreement; (e) incur any long-term indebtedness for borrowed money or guarantee any indebtedness or issue or sell debt securities or warrants or rights to acquire any debt securities or guarantee (or become liable for) any debt of others, or make any loans, advances or capital contributions or mortgage, pledge or otherwise encumber any material assets or create or suffer any material lien thereupon, except in the ordinary course of business, consistent with prior practice, or pursuant to obligations in effect on the date of the Merger Agreement; (f) sell, transfer, assign, dispose of or encumber any of North Coast's oil and gas interests represented in the Reserve Report or enter into any agreement or commitment with respect to any such sale, transfer, assignment or disposition or encumbrance, except for the sale, transfer, assignment, disposition or encumbrance of any of North Coast's oil and gas interests having an aggregate discounted present value in the Reserve Report of less than $50,000; or (g) (i) acquire (including by merger, consolidation, or acquisition of stock or assets or any other-business combination) any corporation, partnership, other business organization or any division thereof or any significant amount of assets, except for purchases of inventory in the ordinary course of business consistent with past practice; (ii) incur any indebtedness for borrowed money other than draws under North Coast's existing revolving credit facility or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, or make any loans or advances; (iii) subject to certain exceptions, enter into any contract or agreement other than in the ordinary course of business and consistent with past practice; (iv) issue any authorization for expenditure or authorize any other individual capital expenditure in excess of $100,000 net to the Company's interest; or (v) subject to certain exceptions, enter into or amend any contract, agreement, commitment or arrangement with respect to any of the foregoing.

13.   Possible Effects of the Offer on the Market for Shares, NASDAQ Listing, Margin Regulations and Exchange Act Registration.

        Possible Effects of the Offer on the Market for the Shares.    The purchase of Shares by Purchaser in the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the public.

        EXCO intends to cause the delisting of the Shares from Nasdaq following consummation of the Offer.

        Nasdaq Listing.    Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued listing on Nasdaq. According to Nasdaq's published guidelines, Shares would not be eligible to be included for listing if, among other things, the number of Shares publicly held falls below 500,000, the number of beneficial owners of Shares falls below 300 or the market value of such publicly held Shares is not at least $1,000,000. If, as a result of the purchase of Shares pursuant to the Offer, the Merger or otherwise, the Shares no longer meet the requirements of Nasdaq for continued listing, the listing of the Shares will be discontinued. In such event, the market for the Shares would be adversely affected. In the event the Shares were no longer eligible for listing on Nasdaq, quotations might still be available from other sources. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of holders of such Shares remaining at such time, the interest in maintaining a market in such Shares on the part of securities firms, the possible termination of registration of such Shares under the Exchange Act as described below and other factors.

        Exchange Act Registration.    The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by North Coast to the Commission if the Shares are not listed on a "national securities exchange" and there are fewer than 300 record holders. The termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by North Coast to holders of Shares and to the Commission and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement in connection with stockholders' meetings pursuant to Section 14(a) or 14(c) of the Exchange Act and the related requirements of an annual report, and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, no longer applicable to the Shares. In addition, "affiliates" of North Coast and persons holding "restricted securities" of North Coast may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be eligible for Nasdaq reporting. Purchaser currently intends to seek to cause North Coast to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met.

        Margin Regulations.    The Shares are currently "margin securities," as such term is defined under the rules of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such securities. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer it is possible that the Shares might no longer constitute "margin securities" for purposes of the margin regulations of the Federal Reserve Board, in which event such Shares could no longer be used as collateral for loans made by brokers. In addition, if registration of the Shares under the Exchange Act were terminated, such Shares would no longer constitute "margin securities."

14.   Certain Conditions of the Offer.

        Notwithstanding any other provision of the Offer, Purchaser is not required to accept for payment any Shares tendered pursuant to the Offer, and may extend, terminate or amend the Offer if (i) immediately prior to the expiration of the Offer, the Minimum Condition has not been satisfied, or (ii) at any time on or after the date of the Merger Agreement and prior to the time of acceptance for payment for any Shares, any of the following conditions exist:

        (a)   there has been any action taken or pending, or any statute, rule, regulation, judgment, order or injunction enacted, enforced, promulgated, amended, issued or deemed applicable to the Offer, by any governmental entity, that seeks to make illegal, delay, make materially more costly or otherwise prohibit consummation of the Offer or the Merger, or that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in this subsection (a) or that otherwise is likely to materially and adversely affect EXCO or Purchaser or North Coast;

        (b)   EXCO, Purchaser and North Coast have reached an agreement that the Offer or the Merger Agreement be terminated, or the Merger Agreement has been terminated in accordance with its terms;

        (c)   a representation and warranty of North Coast qualified as to materiality is not true and correct as qualified, or any of the representations and warranties of North Coast or NUON Energy & Water that are not qualified as to materiality are not true and correct (except where the failure to be true and correct would not have a material adverse effect on North Coast or NUON Energy & Water), as if such representation or warranty was made at the scheduled or extended expiration of the Offer (except as to any representation or warranty which speaks as of a specific date, which must be untrue or incorrect as of such specific date) except where the failure to be so true and correct would not have a material adverse effect on North Coast or Nuon Energy & Water;

        (d)   North Coast or Nuon Energy & Water have failed to perform in any material respect or to comply in any material respect with any of its obligations, covenants or agreements under the Merger Agreement required to be performed by North Coast or Nuon Energy & Water at or prior to the consummation of the Offer, which failure to perform or comply is not substantially cured within five (5) business days after EXCO or Purchaser provides North Coast or Nuon Energy & Water with notice of the failure, where such failure to perform is reasonably subject to cure;

        (e)   Nuon Energy & Water has failed to deliver (i) a valid, binding and effective Escrow Agreement and Guaranty Agreement, (ii) an opinion substantially in the form of Exhibit F to the Merger Agreement of Fried Frank Harris Shriver and Jacobson or other counsel reasonably acceptable to EXCO, and (iii) irrevocable written instructions to the paying agent in the form of Exhibit (d)(7) to Schedule TO, directing delivery to the escrow agent of $50,000,000 of Nuon Energy & Water's share of the proceeds of the purchase of its common shares pursuant to the Offer, said cash to be held in escrow pursuant to the terms of the Escrow Agreement.

        The foregoing conditions (including those specified in clauses (i) and (ii) above) are for the sole benefit of EXCO and Purchaser and may be asserted by EXCO and Purchaser regardless of the circumstances giving rise to any such condition or may be waived by EXCO and Purchaser in whole or in part at any time and from time to time in their sole discretion. The failure by EXCO and Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances will not be deemed a waiver with respect to any other facts and circumstances; and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

15.   Certain Legal Matters and Regulatory Approvals.

        General.    Based upon Purchaser's review of publicly available information regarding North Coast and the review of information furnished by North Coast to EXCO and discussions between representatives of EXCO and representatives of North Coast (see "Section 10. Background of the Offer; the Merger Agreement and Related Agreements"), neither EXCO nor Purchaser is aware of (i) any license or other regulatory permit that appears to be material to the business of North Coast or any of its subsidiaries, taken as a whole, which might be adversely affected by the acquisition of Shares by Purchaser pursuant to the Offer or (ii) except as described below, of any approval or other action by any domestic (federal or state) or foreign governmental authority that would be required prior to the acquisition of Shares by Purchaser pursuant to the Offer. Should any such approval or other action be required, it is Purchaser's present intention to seek such approval or action. Purchaser does not currently intend, however, to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such action or the receipt of any such approval (subject to Purchaser's right to decline to purchase Shares if any of the conditions in "Section 14. Certain Conditions of the Offer" have occurred). There can be no assurance that any such approval or other action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the business of North Coast, EXCO or Purchaser or that certain parts of the business of North Coast, EXCO or Purchaser might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval or other action or in the event that such approval was not obtained or such other action was not taken. Purchaser's obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions, including conditions relating to the legal matters discussed in this "Section 15. Certain Legal Matters and Regulatory Approvals." See "Section 14. Certain Conditions of the Offer" for certain conditions of the Offer.

        State Takeover Laws.    North Coast is incorporated under the laws of the State of Delaware. In general, Section 203 of the Delaware Law prevents an "interested stockholder" (generally a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock, or an affiliate or associate thereof) from engaging in a "business combination" (defined to include mergers and certain other transactions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, prior to such date the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder. November 25, 2003, prior to the execution of the Merger Agreement, North Coast's Board of Directors approved the Merger Agreement, determined that each of the Offer and the Merger is fair to, and in the best interest of, the stockholders of North Coast. Accordingly, Section 203 is inapplicable to the Offer and the Merger.

        A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court of the United States held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining stockholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

        North Coast, directly or through its subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. Purchaser does not know whether any of these laws will, by their terms, apply to the Offer or the Merger and it has not complied with any such laws. Should any person seek to apply any state takeover law, Purchaser will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover laws is applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, Purchaser might be required to file information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, Purchaser might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer, and the Merger. In such case, Purchaser may not be obligated to accept for payment any Shares tendered. See "Section 14. Certain Conditions of the Offer."

        Antitrust Compliance.    EXCO, Purchaser and North Coast believe that the Offer and the Merger may be consummated without notification being given or information being furnished to the Federal Trade Commission (the "FTC") or the Antitrust Division of the Department of Justice (the "Antitrust Division") pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and that no waiting period requirements under the HSR Act are applicable to the Offer or the Merger. At any time, however, before or after the purchase of Shares pursuant to the Offer, the FTC or the Antitrust Division could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking the divestiture of Shares purchased by Purchaser or the divestiture of substantial assets of EXCO, North Coast or their respective subsidiaries. Private parties and state attorneys general may also bring legal action under federal or state antitrust laws under certain circumstances. Based upon an examination of information available to EXCO relating to the businesses in which EXCO, North Coast and their respective subsidiaries are engaged, EXCO and Purchaser believe that the Offer will not violate the antitrust laws. Nevertheless, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, what the result would be. See "Section 14. Certain Conditions of the Offer" for certain conditions to the Offer, including conditions with respect to litigation.

16.   Fees and Expenses.

        Except as set forth below, Purchaser will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer.

        Purchaser and EXCO have retained D.F. King & Co., Inc. as the Information Agent, and American Stock Transfer & Trust Company as the Depositary, in connection with the Offer and the Merger. The Information Agent may contact holders of Shares by mail, telephone, telex, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners of Shares. As compensation for acting as Information Agent in connection with the Offer and the Merger, Purchaser will pay the Information Agent $7,500 for its services in connection with the Offer and the Merger, plus reimbursement for out-of-pocket expenses, and will indemnify the Information Agent against certain liabilities and expenses in connection therewith, including certain liabilities under the federal securities laws.

        Purchaser will pay the Depositary $15,000 for its services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses in connection therewith, including under federal securities laws. Brokers, dealers, commercial banks and trust companies will be reimbursed by Purchaser for customary handling and mailing expenses incurred by them in forwarding material to their customers.

17.   Miscellaneous.

        The Offer is being made solely by this Offer to Purchase and the related Letter of Transmittal and is being made to holders of Shares. Purchaser is not aware of any jurisdiction where the making of the Offer or the acceptance of Shares pursuant thereto is prohibited by any administrative or judicial action or by any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, Purchaser will make a good faith effort to comply with any such state statute. If, after such good faith effort, Purchaser cannot comply with any such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by the one or more registered brokers or dealers licensed under the laws of such jurisdiction.

        Purchaser has not authorized any person to give any information or make any representation on its behalf not contained in this Offer to Purchase or in the Letter of Transmittal, and if given or made, holders of Shares should not rely on such information or representation as having been authorized.

        Pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, EXCO and Purchaser have filed with the Commission the Schedule TO, together with exhibits, furnishing certain additional information with respect to the Offer. The Schedule TO and any amendments thereto, including exhibits, may be inspected at, and copies may be obtained from, the same places and in the same manner as set forth in "Section 11. Certain Information Concerning North Coast" (except that they will not be available at the regional offices of the Commission).

                      NCE Acquisition, Inc.

Dated: December 5, 2003

SCHEDULE I

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
OF EXCO HOLDINGS INC., EXCO AND PURCHASER

        Set forth below are the names, present principal occupation or employment, and material occupations, positions, offices or employments and business addresses thereof for the past five years of each director and executive officer of EXCO, EXCO Holdings and Purchaser.

Douglas H. Miller

  c/o EXCO Resources, Inc.
  6500 Greenville Avenue, Suite 600, LB 17
  Dallas, Texas 75206

        Mr. D. Miller, a United States citizen, is the chairman and chief executive officer of EXCO. Mr. Miller also serves and chairman and chief executive officer of EXCO Holdings Inc., and is a director and serves as president and secretary of Purchaser. During the past five years, Mr. D. Miller has only been employed by EXCO Resources, Inc.

T. W. Eubank

  c/o EXCO Resources, Inc.
  6500 Greenville Avenue, Suite 600, LB 17
  Dallas, Texas 75206

        Mr. Eubank, a United States citizen, is a director and president and treasurer of EXCO. Mr. Eubank also serves as president and treasurer of EXCO Holdings Inc., and is a director and serves as a vice president and treasurer of Purchaser. During the past five years, Mr. Eubank has only been employed by EXCO Resources, Inc.

J. Douglas Ramsey, Ph.D.

  c/o EXCO Resources, Inc.
  6500 Greenville Avenue, Suite 600, LB 17
  Dallas, Texas 75206

        Dr. Ramsey, a United States citizen, is a director and serves as a vice president and chief financial officer of EXCO. Dr. Ramsey also serves as a vice president and chief financial officer of Purchaser, and serves as chief financial officer of Holdings. During the past five years, Dr. Ramsey has only been employed by EXCO Resources, Inc.

J. David Choisser

  c/o EXCO Resources, Inc.
  6500 Greenville Avenue, Suite 600, LB 17
  Dallas, Texas 75206

        Mr. Choisser, a United States citizen, serves as a vice president and chief accounting officer of EXCO. Mr. Choisser has been employed by EXCO Resources, Inc. since October 2001. From January until September 2001, Mr. Choisser served as vice president-finance of Noble Denton & Associates, Inc. in Houston, Texas. From September 2000 until January 2001, Mr. Choisser worked for Noble Denton & Associates, Inc. in a contract position through Resources Connection Inc. Mr. Choisser served as controller for The Meridian Resources Corp. in Houston, Texas from May 1999 until June 2000. From November 1997 until December 1998, Mr. Choisser served as the vice president-controller of Belco Energy Corp. in Dallas, Texas.

Charles R. Evans

  c/o EXCO Resources, Inc.
  6500 Greenville Avenue, Suite 600, LB 17
  Dallas, Texas 75206

        Mr. Evans, a United States citizen, serves as a vice president and chief operating officer of EXCO. During the past five years, Mr. Evans has only been employed by EXCO Resources, Inc.

Richard E. Miller

  c/o EXCO Resources, Inc.
  6500 Greenville Avenue, Suite 600, LB 17
  Dallas, Texas 75206

        Mr. R. Miller, a United States citizen, is a director and serves as a vice president, secretary and general counsel of EXCO. Mr. R. Miller has been employed only by EXCO Resources, Inc. during the past five years.

Jeffrey D. Benjamin

  c/o EXCO Resources, Inc.
  6500 Greenville Avenue, Suite 600, LB 17
  Dallas, Texas 75206

        Mr. Benjamin, a United States citizen, is a director of EXCO Holdings Inc. Mr. Benjamin served as a director of EXCO from August 1998 until July 2003. Mr. Benjamin has been a senior advisor to Apollo Management, LP since September 2002. He had previously been a managing director of Libra Securities LLC, an investment banking firm, since January 2002 and served in various capacities, including co-chief executive officer of Libra Securities and its predecessors since May 1998. From May 1996 to May 1998, Mr. Benjamin was managing director at UBS Securities LLC, an investment banking firm. Mr. Benjamin is also a director of McLeod USA Incorporated, Dade Behring Holdings Inc., Chiquita Brands International, Inc. and NTL Incorporated.

Lenard Tessler

  c/o Cerberus Capital Management, L.P.
  299 Park Avenue
  New York, New York 10171

        Mr. Tessler, a United States citizen, is a director of EXCO Holdings Inc. and EXCO. Mr. Tessler is a Managing Director of Cerberus, which he joined in May 2001. Prior to joining Cerberus, he was a founding partner of TGV Partners, a private investment partnership formed in April 1990. Mr. Tessler served as Chairman of the Board of Empire Kosher Poultry from 1994 to 1997, after serving as its President and Chief Executive Officer from 1992 to 1994.

Alex Wolf

  c/o Cerberus Capital Management, L.P.
  299 Park Avenue
  New York, New York 10171

        Mr. Wolf, a United States citizen, is a director of EXCO Holdings Inc. Alex Wolf is a Vice President of Cerberus, which he joined in December 2001. From 1999 through 2001, Mr. Wolf attended the Stanford University School of Business, from which he obtained an MBA in 2001. From 1997 through 1999, Mr. Wolf was an associate at Ares Management, part of the Apollo Advisors family of funds, where he focused on mezzanine and private equity investments.

Mark Neporent

  c/o Cerberus Capital Management, L.P.
  299 Park Avenue
  New York, New York 10171

        Mr. Neporent, a United States citizen, is a director of EXCO Holdings Inc. For the past five years, Mr. Neporent has been the Chief Operating Officer and Managing Director for Cerberus Capital Management, L.P. and its affiliates.

Robert Davenport

  c/o Cerberus California, Inc.
  11812 San Vicente—Suite 300
  Los Angeles, California 90049

        Mr. Davenport, a United States citizen, is a director of EXCO Holdings Inc. For the past five years, Mr. Davenport has been a Managing Director of Cerberus Capital Management, L.P. and its affiliates.

Vincent J. Cebula

  c/o Oaktree Capital Management, LLC
  1301 Avenue of the Americas, 34th Floor
  New York, New York 10019

        Mr. Cebula, a United States citizen, is a director of EXCO Holdings Inc. For the past five years, Mr. Cebula has been a Managing Director of Oaktree Capital Management, LLC.

Robert H. Niehaus

  c/o Greenhill Capital Partners
  300 Park Avenue
  New York, New York 10022

        Mr. Niehaus, a United States citizen, is a director of EXCO Holdings Inc. Mr. Niehaus is currently a Managing Partner of a private equity investment fund. From 1982 until 1999, Mr. Niehaus was a Managing Director with Morgan Stanley.

Jeffrey Serota

  c/o Ares Management, LLC
  1999 Avenue of the Stars
  19th Floor
  Los Angeles, California 90266

        Mr. Serota, a United States citizen, is a director of EXCO Holdings Inc. For the past five years, Mr. Serota has been an officer of Ares Management, LLC and its related entities.

INFORMATION ABOUT CERBERUS CAPITAL MANAGEMENT, L.P.

        Cerberus Capital Management, L.P., a Delaware limited partnership, is a leading New York investment management firm, which together with its affiliates, has in excess of $10.0 billion of equity capital under management. Entities controlled by Cerberus hold 100% of the issued and outstanding equity of EXCO Acquisition L.L.C., which in turn owns approximately 60% of the Class A equity of EXCO Holdings.

        The principal executive offices of Cerberus are located at 299 Park Avenue, Floors 21-23, New York, New York 10171, telephone (212) 891-2100.

        During the last five years, to the best knowledge of Cerberus, none of its current managing directors or managing members has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws. All current managing directors and managing members of Cerberus are U.S. citizens.

Communications concerning lost certificates, share holdings or changes of address should be directed to the Depositary at the telephone number set forth below. The Letter of Transmittal, manually signed, and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or such stockholder's broker, dealer, commercial bank, trust company or other nominee to the Depositary at its address set forth below

The Depositary for the Offer is:

AMERICAN STOCK TRANSFER & TRUST COMPANY

By First Class Mail, by Overnight Courier or by Hand:
American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038

By Facsimile Transmission
for Eligible Institutions only:
(718) 234-5001

Confirm by Telephone:
(718) 921-8200
(877) 248-6417

For communications concerning lost certificates,
share holdings or changes of address by Telephone:
(877) 248-6417

        Questions or requests for assistance may be directed to the Information Agent at its address and telephone number listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent. A stockholder may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.
48 Wall Street
New York, NY 10005
Call Toll Free: (800) 829-6551
Banks and Brokers Call Collect: (212) 269-5550

QuickLinks

  Exhibit (a)(1)
IMPORTANT
TABLE OF CONTENTS
SUMMARY TERM SHEET
INTRODUCTION
SCHEDULE I INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF EXCO HOLDINGS INC., EXCO AND PURCHASER
INFORMATION ABOUT CERBERUS CAPITAL MANAGEMENT, L.P.